                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         PERITUS SOFTWARE SERVICES, INC.
                         -------------------------------
                                (Name of Issuer)

                     COMMON STOCK, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   714006-10-3
                                 (CUSIP Number)

                                 Johan Magnusson
                              Rocket Software, Inc.
                               2 Apple Hill Drive
                                Natick, MA 01760
                                  508-652-2102
                                  ------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 18, 2001
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)(7) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 714006-10-3.

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                             Rocket Software, Inc.
    I.R.S. Identification Nos.            (I.R.S. Identification No. 04-3090800)
    of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                   WC, SC
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          Massachusetts
--------------------------------------------------------------------------------
  Number of        (7) Sole Voting Power                                  None
     Shares
                   -------------------------------------------------------------
 Beneficially      (8) Shared Voting Power     10,000,000 shares - See Item 5(b)
   Owned by        -------------------------------------------------------------
     Each          (9) Sole Dispositive Power                             None
  Reporting        -------------------------------------------------------------
 Person With     (10) Shared Dispositive Power 10,000,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned        10,000,000 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                    [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                   36.6%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            CO
--------------------------------------------------------------------------------

CUSIP No. 714006-10-3.

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                  Andrew Youniss
    I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                       AF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
  Number of      (7) Sole Voting Power              8,334 shares - See Item 5(b)
   Shares        ---------------------------------------------------------------
 Beneficially    (8) Shared Voting Power       10,000,000 shares - See Item 5(b)
  Owned by       ---------------------------------------------------------------
      Each       (9) Sole Dispositive Power         8,334 shares - See Item 5(b)
  Reporting      ---------------------------------------------------------------
 Person With    (10) Shared Dispositive Power  10,000,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned        10,008,334 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                     [_]
    Certain Shares
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                  36.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                           IN
--------------------------------------------------------------------------------

CUSIP No. 714006-10-3.

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                  Johan Magnusson
    I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                       AF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant       [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                  Sweden
--------------------------------------------------------------------------------
  Number of   (7) Sole Voting Power                 8,334 shares - See Item 5(b)
   Shares     ------------------------------------------------------------------
 Beneficially (8) Shared Voting Power          10,000,000 shares - See Item 5(b)
  Owned by    ------------------------------------------------------------------
    Each      (9) Sole Dispositive Power            8,334 shares - See Item 5(b)
 Reporting    ------------------------------------------------------------------
Person With   (10) Shared Dispositive Power    10,000,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned        10,008,334 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                     [_]
    Certain Shares
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                   36.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                            IN
--------------------------------------------------------------------------------

CUSIP No. 714006-10-3.

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                   Matthew Kelley
    I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                     AF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant      [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
  Number of    (7) Sole Voting Power                                       None
     Shares    -----------------------------------------------------------------
 Beneficially  (8) Shared Voting Power         10,000,000 shares - See Item 5(b)
  Owned by     -----------------------------------------------------------------
      Each     (9) Sole Dispositive Power                                  None
  Reporting    -----------------------------------------------------------------
 Person With   (10) Shared Dispositive Power   10,000,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned        10,000,000 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                      [_]
    Certain Shares
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                   36.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                            IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated April 5, 2000, as amended by Amendment No. 1 to Statement on Schedule 13D dated March 29, 2001 (collectively, the "Original Statement"), by Rocket Software, Inc., Johan Magnusson, Andrew Youniss, and Matthew Kelley is hereby amended and supplemented as follows:

ITEM 2.     IDENTITY AND BACKGROUND.

            Item 2 of the Original Statement is hereby amended and restated as follows:

1.          (a)        Rocket Software, Inc. ("Rocket")
            (b)        Two Apple Hill Drive
                       Natick, MA 01760
            (c)        Not Applicable.
            (d)        No
            (e)        No
            (f)        Not Applicable

2.          (a)        Andrew Youniss
            (b)        Business Address: Two Apple Hill Drive, Natick, MA 01760.
            (c)        Director, Chief Executive Officer, President, Treasurer,
                       Clerk and 40% stockholder of Rocket; Vice President and
                       Assistant Clerk of  Rocket Acquisition Company, Inc.
                       ("Rocket Sub")
            (d)        No
            (e)        No
            (f)        United States of America.

3.          (a)        Johan Magnusson
            (b)        Business Address: Two Apple Hill Drive, Natick, MA 01760
            (c)        Director, Chief Operating Officer and 40% stockholder of
                       Rocket; Director, President, Treasurer and Clerk of
                       Rocket Sub
            (d)        No
            (e)        No
            (f)        Sweden

4.          (a)        Matthew Kelley
            (b)        Business Address: Two Apple Hill Drive, Natick, MA 01760.
            (c)        Director, Chief Technology Officer and
                       20% stockholder of Rocket
            (d)        No
            (e)        No
            (f)        United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Original Statement is hereby supplemented as follows:

            The source of the funds to be used to pay the merger consideration which will be payable to holders of Common Stock of Peritus Software Services, Inc. (the "Company") upon consummation of the merger transaction described herein will be the working capital of the Company. The amount of such funds to be used in such merger transaction is expected to be approximately $3.4 million. Rocket may, but is not obligated to, make available funds for such purpose from its own working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Original Statement is hereby supplemented as follows:

            The 10,000,000 shares of the Common Stock are being held by Rocket for investment and strategic business purposes, except as otherwise stated herein (including Exhibits B, C, D, E, F and G hereto). As a result of the purchase of the 10,000,000 shares by Rocket in March 2000, Rocket is entitled to nominate up to two (2) members of the Company's Board of Directors. Andrew Youniss and Johan Magnusson serve as Directors of the Company as nominees of Rocket.

            On April 14, 2000 the Company and Andrew Youniss entered into a Nonstatutory Stock Option Agreement (the "Youniss Stock Option Agreement", a copy of which is attached hereto as Exhibit D and is incorporated herein by reference), pursuant to which Mr. Youniss has the option to purchase up to 25,000 shares of the Common Stock of the Company for a purchase price of $.44 per share, on and subject to the terms and provisions (including certain vesting provisions) of the Youniss Stock Option Agreement. At April 20, 2001, Mr. Youniss had the right under the Youniss Stock Option Agreement to so acquire up 8,334 shares of Common Stock within 60 days of April 20, 2001.

            On April 14, 2000 the Company and Johan Magnusson entered into a Nonstatutory Stock Option Agreement (the "Magnusson Stock Option Agreement", a copy of which is attached hereto as Exhibit E and is incorporated herein by reference), pursuant to which Mr. Magnusson has the option to purchase up to 25,000 shares of the Common Stock of the Company for a purchase price of $.44 per share, on and subject to the terms and provisions (including certain vesting provisions) of the Magnusson Stock Option Agreement. At April 20, 2001, Mr. Magnusson had the right under the Magnusson Stock Option Agreement to so acquire up 8,334 shares of Common Stock within 60 days of April 20, 2001.

            On March 23, 2001, representatives of Rocket Software, Inc. delivered to the Company a non-binding letter of intent proposing a transaction pursuant to which Rocket Software would acquire the shares of the Company not held by Rocket, a copy of which was filed as Exhibit B to the Original Statement and is incorporated herein by reference.

            On March 28, 2001 the Company issued a press release relating to the proposed transaction, a copy of which was filed as Exhibit C to the Original Statement and is incorporated herein by reference.

            On April 18, 2001 the Company, Rocket and Rocket Acquisition Company, Inc. ("Rocket Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit F and is incorporated herein by reference. Pursuant to the Merger Agreement, Rocket Sub (which is a subsidiary of Rocket) would be merged with and into the Company with the Company as the surviving corporation, all on and subject to the terms and provisions of the Merger Agreement. Subject to the consummation of the merger transaction, holders of the Company's Common Stock (other than Rocket, Rocket Sub or the Company or any wholly owned subsidiary of any of them) would be entitled to receive $0.19 per share in cash, without interest, in exchange for their shares of Common Stock, except as otherwise provided in the Merger Agreement. The directors and officers of Rocket Sub immediately prior to the effectiveness of the merger transaction would become the directors and officers of the surviving corporation. Subject to the consummation of the merger transaction, Rocket intends to terminate the registration of the Company's Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

          The Merger Agreement provides, among other things, that the merger transaction must be completed no later than June 30, 2001 and that the Company must have at least $4,810,000 in cash at closing after subtraction of the lesser of $840,000 or the actual transaction costs. Completion of the merger transaction is subject to approval by the holders of a majority of the Company's Common Stock, obtaining requisite third party and governmental consents and other customary closing conditions set forth in the Merger Agreement. To the extent permitted by law, each of Rocket and Rocket Sub has agreed in the Merger Agreement to vote all shares of the Company Common Stock held of record by it in favor of the Merger Agreement and the merger transaction at the meeting of the Company's stockholders to be held pursuant to the Merger Agreement, subject to certain exceptions set forth in the Merger Agreement.

            On April 18, 2001 the Company issued a press release relating to the merger transaction contemplated by the Merger Agreement, a copy of which is attached hereto as Exhibit G and is incorporated herein by reference.

            Except as provided for herein (including Exhibits B, C, D, E, F and G hereto), Rocket does not have any present plan or proposal to effect any further substantial changes to the business, organization, form or control of the Company. Prior to the consummation of the merger transaction, Rocket intends (but is not obligated) to transfer the 10,000,000 shares of Common Stock held of record by it to its subsidiary, Rocket Sub. Prior to the consummation of the merger transaction, Rocket intends (but is not obligated) to transfer an aggregate 21% interest in Rocket Sub to Mr. Youniss and Mr. Magnusson. Each of Rocket and the other reporting persons reserves the right to dispose of all or some of the shares of Common Stock beneficially owned or held by it or him or may acquire additional shares depending upon price and market conditions and the evaluation of alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

            Item 5 of the Original Statement is hereby amended and restated as follows:

            (a) Based upon the 27,319,903 shares of Common Stock outstanding as of March 28, 2001 as such information was provided by the Company:

                (i) Rocket is the record holder and beneficial owner of an aggregate of 10,000,000 shares of the Common Stock, which comprise 36.6% of that class of securities.

                (ii) Andrew Youniss, (A) as a 40% stockholder of Rocket, is an indirect beneficial owner of 4,000,000 shares of the Common Stock held of record by Rocket, and (B) as the holder of the Youniss Stock Option Agreement, is the beneficial owner of an additional 8,334 shares of Common Stock, representing in the aggregate approximately 14.6% of the number of shares of Common Stock currently outstanding.

                (iii) Johan Magnusson, (A) as a 40% stockholder of Rocket, is an indirect beneficial owner of 4,000,000 shares of the Common Stock held of record by Rocket, and (B) as the holder of the Magnusson Stock Option Agreement, is the beneficial owner of an additional 8,334 shares of Common Stock, representing in the aggregate approximately 14.6% of the number of shares of Common Stock currently outstanding.

                (iv) Matthew Kelley, as a 20% stockholder of Rocket, is an indirect beneficial owner of 2,000,000 shares of the Common Stock held of record by Rocket, representing approximately 7.3% of the number of shares of Common Stock currently outstanding.

            (b) Rocket and Andrew Youniss, Johan Magnusson and Matthew Kelley, by virtue of their indirect beneficial ownership interest in the 10,000,000 shares of the Common Stock held by Rocket and their respective relationships as directors and/or executive officers of Rocket, exercise shared voting and dispositive power with respect to such shares. Mr. Youniss holds sole voting and dispositive power with respect to the 8,334 shares of Common Stock beneficially owned by him under the Youniss Stock Option Agreement. Mr. Magnusson holds sole voting and dispositive power with respect to the 8,334 shares of Common Stock beneficially owned by him under the Magnusson Stock Option Agreement.

            (c) Other than as set forth herein, there have been no transactions in the Common Stock during the past sixty (60) days by Rocket, Rocket Sub, Andrew Youniss, Johan Magnusson or Matthew Kelley.

            (d) Not Applicable.

            (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Original Statement is hereby supplemented as follows:

            See Items 4 and 5 above.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following documents are filed as exhibits to this statement:

            Exhibit D   Nonstatutory Stock Option Agreement dated April 14, 2000
between the Company and Andrew Youniss

            Exhibit E   Nonstatutory Stock Option Agreement dated April 14, 2000
between the Company and Johan Magnusson

            Exhibit F   Agreement and Plan of Merger dated April 18, 2001 among
the Company, Rocket and Rocket Sub

            Exhibit G   Press Release dated April 18, 2001 relating to the
merger transaction contemplated by the Merger Agreement

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                     ROCKET SOFTWARE, INC.


         April 23, 2001                              By: /s/ Andrew Youniss
         ---------------------------                 ---------------------------
         (Date)                                      Andrew Youniss, President


         April 23, 2001                              /s/ Andrew Youniss
         ---------------------------                 ---------------------------
         (Date)                                      Andrew Youniss


         April 23, 2001                              /s/ Johan Magnusson
         ---------------------------                 ---------------------------
         (Date)                                      Johan Magnusson


         April 23, 2001                              /s/ Matthew Kelley
         ---------------------------                 ---------------------------
         (Date)                                      Matthew Kelley

                                     PERITUS                          EXHIBIT D
                             SOFTWARE SERVICES, INC.

                       Nonstatutory Stock Option Agreement
                  GRANTED UNDER 1997 DIRECTOR STOCK OPTION PLAN

1.       GRANT OF OPTION.

This agreement evidences the grant by Peritus Software Services, Inc., a Massachusetts corporation (the "Company") on April 14, 2000 to ANDREW YOUNISS, a director of the Company (the "Participant"), of an option to purchase, in whole or in part, on the terms provided herein and in the Company's 1997 Director Stock Option Plan (the "Plan"), a total of 25,000 shares of common stock, $.01 par value per share, of the Company ("Common Stock") (the "Shares") at $0.44 per Share. Unless earlier terminated, this option shall expire on April 14, 2010 (the "Final Exercise Date").

         It is intended that the option evidenced by this agreement shall not be an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended and any regulations promulgated thereunder (the "Code"). Except as otherwise indicated by the context, the term "Participant", as used in this option, shall be deemed to include any person who acquires the right to exercise this option validly under its terms.

2.       VESTING SCHEDULE.

         This option will become exercisable ("vest") as to one-third of the original number of Shares on the first anniversary of the date of the grant of the option (the "Grant Date") and as to an additional one-third of the original number of Shares on each of the second and third anniversaries of the Grant Date. This option shall expire upon, and will not be exercisable after, the Final Exercise Date.

         The right of exercise shall be cumulative so that to the extent the option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all shares for which it is vested until the earlier of the Final Exercise Date or the termination of this option under Section 3 hereof or the Plan.

3.       EXERCISE OF OPTION.

         (a) FORM OF EXERCISE. Each election to exercise this option shall be in writing, signed by the Participant, and received by the Company at its principal office, accompanied by this agreement, and payment in full in the manner provided in the Plan. The Participant may purchase less than the number of shares covered hereby, provided that no partial exercise of this option may be for any fractional share or for fewer than ten whole shares.

         (b) TERMINATION OF DIRECTOR STATUS. If the Participant ceases to be a director of the Company for any reason, then, except as provided in paragraphs
(c) and (d) below, the right to exercise this option shall terminate ninety days after such cessation (but in no event after the Final Exercise Date), PROVIDED THAT this option shall be exercisable only to the extent that the Participant was entitled to exercise this option on the date of such cessation. If the Participant dies during the ninety day period following the cessation of his or her status as director of the Company, this option may be exercised during the balance of such ninety day period, to the extent it was exercisable on his or her death, by the person to whom it is transferred by will, by the laws of descent and distribution, or by written designation of beneficiary filed with the Company. Notwithstanding the foregoing, if the Participant, prior to the Final Exercise Date, violates the non-competition or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company, the right to exercise this option shall terminate immediately upon written notice to the Participant from the Company describing such violation.

         (c) RETIREMENT. If the Participant ceases to be a director of the Company by reason of attaining retirement age determined by the Company or by reason of the Company's failure to nominate the Participant for reelection as a director (other than for such director's refusal to serve as a director), this option shall be exercisable for that number of shares of Common Stock which equals the sum of (i) the shares which are then vested and exercisable and (ii) the shares which would otherwise become vested and exercisable at the next following anniversary of the Grant Date.

         (d) EXERCISE PERIOD UPON DEATH OR DISABILITY. If the Participant dies or becomes disabled (within the meaning of Section 22(e)(3) of the Code) prior to the Final Exercise Date while he or she is serving as a director of the Company, this option shall be exercisable in full, within the period of twelve months following the date the Participant ceases to be a director by reason of such death or disability, by the Participant if he or she is living and if he or she is not living, by the person to whom it is transferred by will, by the laws of descent and distribution, or by written designation of beneficiary filed with the Company, and further provided that this option shall not be exercisable after the Final Exercise Date.

4.               RIGHT OF FIRST REFUSAL.

         (a) If the Participant proposes to sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively, "transfer") any Shares acquired upon exercise of this option, then the Participant shall first give written notice of the proposed transfer (the "Transfer Notice") to the Company. The Transfer Notice shall name the proposed transferee and state the number of such Shares the Participant proposes to transfer (the "Offered Shares"), the price per share and all other material terms and conditions of the transfer.

         (b) For 30 days following its receipt of such Transfer Notice, the Company shall have the option to purchase all (but not less than all) of the Offered Shares at the price and upon the terms set forth in the Transfer Notice. In the event the Company elects to purchase all of the Offered Shares, it shall give written notice of such election to the Participant within such 30-day period. Within 10 days after his receipt of such notice, the Participant shall tender to the Company at its principal offices the certificate or certificates representing the Offered Shares, duly endorsed in blank by the Participant or with duly endorsed stock powers attached thereto, all in a form suitable for transfer of the Offered Shares to the Company. Upon receipt of such certificate or certificates, the Company shall deliver or mail to the Participant a check in payment of the purchase price for the Offered Shares; PROVIDED THAT if the terms of payment set forth in the Transfer Notice were other than cash against delivery, the Company may pay for the Offered Shares on the same terms and conditions as were set forth in the Transfer Notice.

         (c) At and after the time at which the Offered Shares are required to be delivered to the Company for transfer to the Company pursuant to subsection
(b) above, the Company shall not pay any dividend to the Participant on account of such Shares or permit the Participant to exercise any of the privileges or rights of a stockholder with respect to such Offered Shares, but shall, in so far as permitted by law, treat the Company as the owner of such Offered Shares.

         (d) If the Company does not elect to acquire all of the Offered Shares, the Participant may, within the 30-day period following the expiration of the option granted to the Company under subsection (b) above, transfer the Offered Shares to the proposed transferee, PROVIDE THAT such transfer shall not be on terms and conditions more favorable to the transferee than those contained in the Transfer Notice. Notwithstanding any of the above, all Offered Shares transferred pursuant to this Section 4 shall remain subject to the right of first refusal set forth in this Section 4 and such transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Section 4.

         (e) The following transactions shall be exempt from the provisions of this Section 4:

                  (1) any transfer of Shares to or for the benefit of any spouse, child or grandchild of the Participant, or to a trust for their benefit;

                  (2) any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended (the "Securities Act"); and

                  (3) any transfer of the Shares pursuant to the sale of all or substantially all of the business of the Company;

PROVIDED, HOWEVER, that in the case of a transfer pursuant to clause (1) above, such Shares shall remain subject to the right of first refusal set forth in this
Section 4 and such transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Section 4.

         (f) The Company may assign its rights to purchase Offered Shares in any particular transaction under this Section 4 to one or more persons or entities.

         (g) The provisions of this Section 4 shall terminate upon the earlier of the following events:

                  (1) the closing of the sale of shares of Common Stock in an underwritten public offering pursuant to an effective registration statement filed by the Company under the Securities Act; or

                  (2) the sale of all or substantially all of the capital stock, assets or business of the Company, by merger, consolidation, sale of assets or otherwise.

         (h) The Company shall not be required (a) to transfer on its books any of the Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Section 4, or (b) to treat as owner of such Shares or to pay dividends to any transferee to whom any such Shares shall have been so sold or transferred.

5.       AGREEMENT IN CONNECTION WITH PUBLIC OFFERING.

         The Participant agrees, in connection with the initial underwritten public offering of the Company's securities pursuant to a registration statement under the Securities Act, (i) not to sell, make short sale of, loan, grant any options for the purchase of, or otherwise dispose of any shares of Common Stock held by the Participant (other than those shares included in the offering) without the prior written consent of the Company or the underwriters managing such initial underwritten public offering of the Company's securities for a period of 180 days from the effective date of such registration statement, and
(ii) to execute any agreement reflecting clause (i) above as may be requested by the Company or the managing underwriters at the time of such offering.

6.       WITHHOLDING.

         No Shares will be issued pursuant to the exercise of this option unless and until the Participant pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes required by law to be withheld in respect of this option.

7.       NONTRANSFERABILITY OF OPTION.

         This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the lifetime of the Participant, this option shall be exercisable only by the Participant.

8.       PROVISIONS OF THE PLAN.

         This option is subject to the provisions of the Plan, a copy of which is furnished to the Participant with this option.

         IN WITNESS WHEREOF, the Company has caused this option to be executed under its corporate seal by its duly authorized officer. This option shall take effect as a sealed instrument.

                                        Peritus Software Services, Inc.

Dated: April 18, 2000                   By:
                                           -------------------------------------

                                           Name:  Ronald Garabedian

                                           Title:  Treasurer

                            PARTICIPANT'S ACCEPTANCE

         The undersigned hereby accepts the foregoing option and agrees to the terms and conditions thereof. The undersigned hereby acknowledges receipt of a copy of the Company's 1997 Director Stock Option Plan.

                                         PARTICIPANT:


                                         ---------------------------------------


                                         Address:
                                                 -------------------------------

                                                 -------------------------------

                                                                       EXHIBIT E

                                   PERITUS
                             SOFTWARE SERVICES, INC.

                       Nonstatutory Stock Option Agreement
                  GRANTED UNDER 1997 DIRECTOR STOCK OPTION PLAN

1.       GRANT OF OPTION.

This agreement evidences the grant by Peritus Software Services, Inc., a Massachusetts corporation (the "Company") on April 14, 2000 to JOHAN MAGNUSSEN, a director of the Company (the "Participant"), of an option to purchase, in whole or in part, on the terms provided herein and in the Company's 1997 Director Stock Option Plan (the "Plan"), a total of 25,000 shares of common stock, $.01 par value per share, of the Company ("Common Stock") (the "Shares") at $0.44 per Share. Unless earlier terminated, this option shall expire on April 14, 2010 (the "Final Exercise Date").

         It is intended that the option evidenced by this agreement shall not be an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended and any regulations promulgated thereunder (the "Code"). Except as otherwise indicated by the context, the term "Participant", as used in this option, shall be deemed to include any person who acquires the right to exercise this option validly under its terms.

2.       VESTING SCHEDULE.

         This option will become exercisable ("vest") as to one-third of the original number of Shares on the first anniversary of the date of the grant of the option (the "Grant Date") and as to an additional one-third of the original number of Shares on each of the second and third anniversaries of the Grant Date. This option shall expire upon, and will not be exercisable after, the Final Exercise Date.

         The right of exercise shall be cumulative so that to the extent the option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all shares for which it is vested until the earlier of the Final Exercise Date or the termination of this option under Section 3 hereof or the Plan.

3.       EXERCISE OF OPTION.

         (a) FORM OF EXERCISE. Each election to exercise this option shall be in writing, signed by the Participant, and received by the Company at its principal office, accompanied by this agreement, and payment in full in the manner provided in the Plan. The Participant may purchase less than the number of shares covered hereby, provided that no partial exercise of this option may be for any fractional share or for fewer than ten whole shares.

         (b) TERMINATION OF DIRECTOR STATUS. If the Participant ceases to be a director of the Company for any reason, then, except as provided in paragraphs
(c) and (d) below, the right to exercise this option shall terminate ninety days after such cessation (but in no event after the Final Exercise Date), PROVIDED THAT this option shall be exercisable only to the extent that the Participant was entitled to exercise this option on the date of such cessation. If the Participant dies during the ninety day period following the cessation of his or her status as director of the Company, this option may be exercised during the balance of such ninety day period, to the extent it was exercisable on his or her death, by the person to whom it is transferred by will, by the laws of descent and distribution, or by written designation of beneficiary filed with the Company. Notwithstanding the foregoing, if the Participant, prior to the Final Exercise Date, violates the non-competition or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company, the right to exercise this option shall terminate immediately upon written notice to the Participant from the Company describing such violation.

         (c) RETIREMENT. If the Participant ceases to be a director of the Company by reason of attaining retirement age determined by the Company or by reason of the Company's failure to nominate the Participant for reelection as a director (other than for such director's refusal to serve as a director), this option shall be exercisable for that number of shares of Common Stock which equals the sum of (i) the shares which are then vested and exercisable and (ii) the shares which would otherwise become vested and exercisable at the next following anniversary of the Grant Date.

         (d) EXERCISE PERIOD UPON DEATH OR DISABILITY. If the Participant dies or becomes disabled (within the meaning of Section 22(e)(3) of the Code) prior to the Final Exercise Date while he or she is serving as a director of the Company, this option shall be exercisable in full, within the period of twelve months following the date the Participant ceases to be a director by reason of such death or disability, by the Participant if he or she is living and if he or she is not living, by the person to whom it is transferred by will, by the laws of descent and distribution, or by written designation of beneficiary filed with the Company, and further provided that this option shall not be exercisable after the Final Exercise Date.

4.               RIGHT OF FIRST REFUSAL.

         (a) If the Participant proposes to sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively, "transfer") any Shares acquired upon exercise of this option, then the Participant shall first give written notice of the proposed transfer (the "Transfer Notice") to the Company. The Transfer Notice shall name the proposed transferee and state the number of such Shares the Participant proposes to transfer (the "Offered Shares"), the price per share and all other material terms and conditions of the transfer.

         (b) For 30 days following its receipt of such Transfer Notice, the Company shall have the option to purchase all (but not less than all) of the Offered Shares at the price and upon the terms set forth in the Transfer Notice. In the event the Company elects to purchase all of the Offered Shares, it shall give written notice of such election to the Participant within such 30-day period. Within 10 days after his receipt of such notice, the Participant shall tender to the Company at its principal offices the certificate or certificates representing the Offered Shares, duly endorsed in blank by the Participant or with duly endorsed stock powers attached thereto, all in a form suitable for transfer of the Offered Shares to the Company. Upon receipt of such certificate or certificates, the Company shall deliver or mail to the Participant a check in payment of the purchase price for the Offered Shares; PROVIDED THAT if the terms of payment set forth in the Transfer Notice were other than cash against delivery, the Company may pay for the Offered Shares on the same terms and conditions as were set forth in the Transfer Notice.

         (c) At and after the time at which the Offered Shares are required to be delivered to the Company for transfer to the Company pursuant to subsection
(b) above, the Company shall not pay any dividend to the Participant on account of such Shares or permit the Participant to exercise any of the privileges or rights of a stockholder with respect to such Offered Shares, but shall, in so far as permitted by law, treat the Company as the owner of such Offered Shares.

         (d) If the Company does not elect to acquire all of the Offered Shares, the Participant may, within the 30-day period following the expiration of the option granted to the Company under subsection (b) above, transfer the Offered Shares to the proposed transferee, PROVIDE THAT such transfer shall not be on terms and conditions more favorable to the transferee than those contained in the Transfer Notice. Notwithstanding any of the above, all Offered Shares transferred pursuant to this Section 4 shall remain subject to the right of first refusal set forth in this Section 4 and such transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Section 4.

         (e) The following transactions shall be exempt from the provisions of this Section 4:

                  (1) any transfer of Shares to or for the benefit of any spouse, child or grandchild of the Participant, or to a trust for their benefit;

                  (2) any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended (the "Securities Act"); and

                  (3) any transfer of the Shares pursuant to the sale of all or substantially all of the business of the Company;

PROVIDED, HOWEVER, that in the case of a transfer pursuant to clause (1) above, such Shares shall remain subject to the right of first refusal set forth in this
Section 4 and such transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Section 4.

         (f) The Company may assign its rights to purchase Offered Shares in any particular transaction under this Section 4 to one or more persons or entities.

         (g) The provisions of this Section 4 shall terminate upon the earlier of the following events:

                  (1) the closing of the sale of shares of Common Stock in an underwritten public offering pursuant to an effective registration statement filed by the Company under the Securities Act; or

                  (2) the sale of all or substantially all of the capital stock, assets or business of the Company, by merger, consolidation, sale of assets or otherwise.

         (h) The Company shall not be required (a) to transfer on its books any of the Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Section 4, or (b) to treat as owner of such Shares or to pay dividends to any transferee to whom any such Shares shall have been so sold or transferred.

5.       AGREEMENT IN CONNECTION WITH PUBLIC OFFERING.

         The Participant agrees, in connection with the initial underwritten public offering of the Company's securities pursuant to a registration statement under the Securities Act, (i) not to sell, make short sale of, loan, grant any options for the purchase of, or otherwise dispose of any shares of Common Stock held by the Participant (other than those shares included in the offering) without the prior written consent of the Company or the underwriters managing such initial underwritten public offering of the Company's securities for a period of 180 days from the effective date of such registration statement, and
(ii) to execute any agreement reflecting clause (i) above as may be requested by the Company or the managing underwriters at the time of such offering.

6.       WITHHOLDING.

         No Shares will be issued pursuant to the exercise of this option unless and until the Participant pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes required by law to be withheld in respect of this option.

7.       NONTRANSFERABILITY OF OPTION.

         This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the lifetime of the Participant, this option shall be exercisable only by the Participant.

8.       PROVISIONS OF THE PLAN.

         This option is subject to the provisions of the Plan, a copy of which is furnished to the Participant with this option.

         IN WITNESS WHEREOF, the Company has caused this option to be executed under its corporate seal by its duly authorized officer. This option shall take effect as a sealed instrument.

                                           Peritus Software Services, Inc.

Dated: April 18, 2000                      By:
                                              ----------------------------------

                                               Name:  Ronald Garabedian

                                               Title: Treasurer

                            PARTICIPANT'S ACCEPTANCE

         The undersigned hereby accepts the foregoing option and agrees to the terms and conditions thereof. The undersigned hereby acknowledges receipt of a copy of the Company's 1997 Director Stock Option Plan.

                                                PARTICIPANT:



                                                -------------------------------



                                                Address:
                                                         ----------------------

                                                         ----------------------

                                                                      EXHIBIT F



                          AGREEMENT AND PLAN OF MERGER

                                  By and Among

                         Peritus Software Services, Inc.
                                  ("COMPANY"),


                              Rocket Software, Inc.
                                   ("ROCKET")

                                       and

                        Rocket Acquisition Company, Inc.
                                  ("ACQUIROR")


                                 April 18, 2001

                          AGREEMENT AND PLAN OF MERGER


         THIS AGREEMENT AND PLAN OF MERGER is made as of April 18, 2001, by and among Peritus Software Services, Inc., a Massachusetts corporation ("COMPANY"), Rocket Software, Inc., a Massachusetts corporation ("ROCKET"), and Rocket Acquisition Company, Inc., a Massachusetts corporation ("ACQUIROR").

                                    RECITALS

         A. The respective Boards of Directors of Company, Rocket and Acquiror deem the merger of Acquiror into Company on the terms and conditions set forth in this Agreement and Plan of Merger (as from time to time amended in accordance herewith, this "AGREEMENT") to be desirable and generally to the welfare and advantage of each, and in the best interests of the stockholders of each.

         B. The respective Boards of Directors of Company, Rocket and Acquiror have approved this Agreement and the merger of Acquiror into Company, with Company as the surviving corporation, and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth herein.

         C. The Board of Directors of Company has determined that the consideration to be paid for each share of Company Common Stock in the Merger is fair to and in the best interests of the stockholders of Company.

         D. The Board of Directors of Company has approved the transactions contemplated by this Agreement in accordance with the provisions of Section 1 of Massachusetts General Laws ch. 110F.

         E. The Board of Directors of Company has directed that this Agreement be submitted to the stockholders of Company for their approval, and Rocket, the majority stockholder of Acquiror, has heretofore approved and adopted this Agreement.

         F. Certain capitalized terms used herein are defined in Section 7 of this Agreement or elsewhere in this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and other valuable consideration, the receipt and adequacy whereof are hereby acknowledged, the parties hereto, intending to be legally bound, hereby represent, warrant, covenant and agree as follows:

         SECTION 1.  THE MERGER AND RELATED MATTERS.

         1.1      THE MERGER.

                  (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Massachusetts Business Corporation Law (the "MBCL"), at the Effective Time, Acquiror shall be merged with and into Company (the "MERGER"). At the Effective Time, the separate corporate existence of Acquiror shall cease, and Company shall continue as the surviving corporation under the name Peritus Software Services, Inc. (the "SURVIVING CORPORATION").

                  (b) Upon the terms and subject to the conditions set forth in this Agreement, the Merger shall become effective at the time of filing of articles of merger with the Secretary of State of the Commonwealth of Massachusetts in accordance with the provisions of the MBCL (the "ARTICLES OF MERGER"), or at such later time in accordance with the provisions of the MBCL as is specified in the Articles of Merger. The Articles of Merger shall be substantially in the form of Articles of Merger attached hereto as Exhibit A. Company and Acquiror agree to file the Articles of Merger at the time of the Closing. The date and time when the Merger shall become effective is hereinafter referred to as the "EFFECTIVE TIME."

                  (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of Acquiror and Company, and the Merger shall otherwise have the effects provided for under the MBCL.

         1.2 CLOSING. Unless this Agreement shall have been terminated and the transactions contemplated hereby abandoned pursuant to Section 8, the closing of the transactions contemplated by this Agreement (the "CLOSING") shall take place at the offices of Hale and Door LLP, 60 State Street, Boston, Massachusetts at 10:00 a.m., local time, on the first (1st) Business Day after the date on which the last of the conditions set forth in Sections 5 and 6 is fulfilled or waived, or at such other time, date or place as Company, Rocket and Acquiror may mutually agree in writing. The date on which the Closing actually takes place is hereinafter referred to as the "CLOSING DATE".

         1.3      ARTICLES OF ORGANIZATION; BY-LAWS; DIRECTORS AND OFFICERS.

                  (a) The Articles of Organization of Company, as in effect immediately prior to the Effective Time, shall be the Articles of Organization of the Surviving Corporation until amended in accordance with the terms thereof and the MBCL. The name of the Surviving Corporation shall be "Peritus Software Services, Inc."

                  (b) The By-laws of Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until amended in accordance with the terms thereof, the Articles of Organization of the Surviving Corporation and the MBCL.

                  (c) The directors and officers of Acquiror immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Articles of Organization and By-Laws of the Surviving Corporation.

         1.4 CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Company or their respective stockholders:

                  (a) Each share of common stock, par value $0.01 per share, of Company (the "COMPANY COMMON STOCK"), issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares held by Rocket or any of its wholly owned Subsidiaries or by Acquiror or any of its wholly owned Subsidiaries and shares held in the treasury of Company or by any of its wholly owned Subsidiaries) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $0.19 (the "MERGER PRICE"), in cash, upon the surrender of the certificate representing such share.

                  (b) Prior to the Effective Time, the Board of Directors of Company shall adopt appropriate resolutions and take all other actions necessary to provide that, except as may be otherwise agreed in writing between Acquiror and any holder of any Company Option Securities, each Company Option Security issued and outstanding immediately prior to the Effective Time (other than Company Option Securities held by Rocket or any of its wholly owned Subsidiaries or held in the treasury of Company or by any of its wholly owned Subsidiaries) shall, by virtue of the Merger and without any action on the part of the holder thereof, (i) in the case of Company Option Securities with a per share exercise price that is less than the Merger Price, be converted into the right to receive, upon the surrender of the instrument evidencing such Company Option Security, a cash payment equal to the product (the "COMPANY OPTION SECURITY PRICE") of (A) the number of shares of Company Common Stock subject to such Company Option Security and (B) the excess, if any, of the Merger Price over the per share exercise price of the Company Option Security, and each Company Option Security so converted will, upon such payment, be canceled, and, (ii) in the case of all other Company Option Securities, shall be canceled without payment of any consideration therefor or any cost or penalty to or other recourse to or against any of Company, Rocket and the Surviving Corporation and without any conversion thereof. In no event shall the holder of any Company Option Security be entitled, from and after the Effective Time, to acquire securities of the Surviving Corporation or Rocket. Anything herein to the contrary notwithstanding, no interest or dividends shall accrue or be payable or paid on the Company Option Security Price to any Person hereunder.

                  (c) Each share of common stock, par value $0.01 per share, of Acquiror issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

                  (d) Each share of Company Common Stock then held by Rocket or any direct or indirect wholly owned Subsidiary of Rocket, or held by Acquiror or any direct or indirect wholly owned Subsidiary of Acquiror, or held in the treasury of Company or by any direct or indirect wholly owned Subsidiary of Company, shall be canceled without payment of any consideration therefor and without any conversion thereof.

                  (e) Notwithstanding anything in this Agreement to the contrary but only in the circumstances and to the extent provided by the MBCL, shares of Company Common Stock which are outstanding immediately prior to the Effective Time and which are held by stockholders who were entitled to and did not vote such shares in favor of the Merger or consented thereto in writing and who shall have properly and timely delivered to Company a written demand for payment of the fair cash value of shares of Company Common Stock in the manner provided in and complied with all of the relevant provisions of Sections 86 and 89 of the MBCL ("DISSENTING SHARES") shall not be converted into or represent the right to receive the Merger Price. Instead, the holders thereof shall be entitled to payment of the fair cash value of such shares in accordance with the provisions of Sections 86 through 98 of the MBCL; provided, however, that (i) if any holder of Dissenting Shares shall subsequently deliver a written withdrawal of his demand for payment of the fair cash value of such shares and the Board of Directors of Company or the Surviving Corporation, as the case may be, shall consent thereto, or (ii) if any holder fails to establish and perfect his entitlement to the relief provided in such Sections 86 through 98 of the MBCL or if the right of such holder to receive the fair cash value of such shares of Company Common Stock as to which he seeks relief otherwise terminates pursuant to any of Sections 86 through 98 of the MBCL, such shares shall thereupon cease to be deemed to be Dissenting Shares and shall be deemed to have been converted into and represent the right to receive, upon the surrender of the certificate or certificates representing such shares, as of the Effective Time, the Merger Price. Company will not settle any demand with respect to any Dissenting Shares without the consent of Rocket and Acquiror.

         1.5 PAYMENT. (a) Pursuant to an agreement reasonably satisfactory to Company, Rocket and Acquiror (the "DISBURSING AGENT AGREEMENT") to be entered into before the Closing Date among Rocket, Acquiror and a disbursing agent to be selected by Company and reasonably satisfactory to Rocket and Acquiror (the "DISBURSING AGENT"), at or immediately following the Effective Time, Company shall deposit or cause to be deposited in trust for the benefit of Company's stockholders cash to which holders of Company Common Stock and holders of the Company Option Securities shall be entitled at the Effective Time pursuant to the provisions of Section 1.4. The Disbursing Agent shall invest the cash deposited with it in such manner as the Surviving Corporation directs; provided, however, that substantially all of such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody's Investors Service, Inc. or Standard & Poor's Corporation, or in certificates of deposit, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $1,000,000,000 (collectively, "PERMITTED INVESTMENTS") or in money market funds which are invested solely in Permitted Investments; provided further, however, that the maturities of Permitted Investments shall be such as to permit the Disbursing Agent to make prompt payment of the Merger Price. Any net profit from, or interest or income produced by, Permitted Investments shall be payable to the Surviving Corporation as and when requested by the Surviving Corporation. The Surviving Corporation shall be required to replace any funds lost as a result of any investment. Any funds remaining unclaimed following the expiration of the twelfth (12th) month after the Effective

Time shall be released and repaid or redelivered by the Disbursing Agent to the Surviving Corporation upon demand, after which time Persons entitled thereto may look, subject to applicable escheat and other similar laws, only to the Surviving Corporation and to Rocket, which shall remain responsible for payment thereof. Notwithstanding the foregoing, neither the Surviving Corporation, Rocket nor the Disbursing Agent shall be liable to any holder of a share of Company Common Stock for any Merger Price delivered in respect of such share to a public official pursuant to any applicable escheat or other similar law.

                  (b) As soon as practicable after the Effective Time, the Disbursing Agent shall send a notice and transmittal form to each holder of a certificate or certificates theretofore evidencing shares of Company Common Stock, other than certificates representing Dissenting Shares (such certificates, other than those representing shares to be canceled pursuant to
Section 1.4(d) and Dissenting Shares, are collectively referred to herein as the "CERTIFICATES"), advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Disbursing Agent such Certificate for payment of the Merger Price. Upon the surrender of a Certificate to the Disbursing Agent together with and in accordance with such transmittal form, the holder thereof shall be entitled to receive in exchange therefor the Merger Price payable in respect of each share of Company Common Stock represented thereby. Upon such surrender, the Disbursing Agent will promptly pay the Merger Price. Except as otherwise provided in Section 1.4, until so surrendered, each such Certificate shall be deemed for all purposes to evidence only the right to receive the Merger Price.

                  (c) If the Merger Price (or any portion thereof) is to be paid to a Person other than the Person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition to the payment of the Merger Price that the Certificate so surrendered shall be properly endorsed or accompanied by appropriate stock powers and otherwise be in proper form for transfer, that such transfer otherwise be proper and that the Person requesting such transfer pay to the Disbursing Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Disbursing Agent and the Surviving Corporation that such taxes have been paid or are not required to be paid.

                  (d) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and subject to such other reasonable conditions as the Board of Directors of the Surviving Corporation may impose, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Price deliverable in respect thereof as determined in accordance with Section 1.4. When authorizing such issue of the Merger Price in exchange therefor, the Board of Directors of the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to give the Surviving Corporation a bond or other surety in such sum as it may reasonably direct as indemnity against any claim that may be made against the Surviving Corporation with respect to the Certificate alleged to have been lost, stolen or destroyed.

                  (e) Anything herein to the contrary notwithstanding, no interest or dividends shall accrue or be payable or paid on any portion of the Merger Price payable to any Person hereunder.

                  (f) At and after the Effective Time, each holder of a Certificate or of a certificate representing shares of Company Common Stock to be canceled pursuant to Section 1.4(d) or of Dissenting Shares shall cease to have any rights as a stockholder of Company, except, in the case of the holder of a Certificate for the right to surrender Certificates in the manner prescribed by Section 1.5(b) in exchange for payment of the Merger Price or, in the case of the holder of Dissenting Shares, the right to perfect the right to receive payment for Dissenting Shares pursuant to Sections 86 through 98 of the MBCL. No transfer of Company Common Stock shall be made on the stock transfer books of the Surviving Corporation at or after the Effective Time.

                  (g) The Disbursing Agent Agreement shall also contain provisions of a nature similar to those set forth in this Section with respect to payment of the Company Option Security Price required to be made with respect to Company Option Securities as provided for in Section 1.4(b).

         SECTION 2. REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS OF COMPANY.

         Except as otherwise disclosed in the Company SEC Documents or in the Disclosure Schedule (the "DISCLOSURE Schedule") delivered by Company to Rocket herewith, Company hereby represents and warrants to Rocket and Acquiror as follows:

         2.1 ORGANIZATION AND BUSINESS; POWER AND AUTHORITY; EFFECT OF TRANSACTION.

                  (a) Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, (ii) has all requisite power and authority (corporate and other) to own or hold under lease its properties and to conduct its business as now conducted and as presently proposed to be conducted, and has made and has in full force and effect all Governmental Authorizations and, to Company's knowledge, Private Authorizations to the extent required for such ownership and lease of its property and conduct of its business, and (iii) has duly qualified and is authorized to do business and is in good standing as a foreign corporation in each jurisdiction in which it is required to be so qualified or authorized to do business, except where the failure to be so qualified or authorized to do business (individually or in the aggregate) would not have a Material Adverse Effect on Company. Complete and correct copies of the Articles of Organization and By-laws of Company, each as amended to date, have heretofore been made available by Company to Rocket. Such Articles of Organization and By-laws are in full force and effect.

                  (b) Company has all requisite corporate power and authority necessary to enable it to execute and deliver, and to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and each Transaction Document executed or to be executed by Company; and the execution, delivery and performance of this Agreement and each

Transaction Document executed or to be executed by Company have been duly authorized by all requisite corporate action, other than the Company Stockholder Approval. This Agreement has been duly executed and delivered by Company and constitutes, and each Transaction Document when executed and delivered by Company will constitute, legal, valid and binding obligations of Company, enforceable in accordance with their respective terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors' rights and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies.

                  (c) The authorized and outstanding capital stock of Company is as set forth in the Disclosure Schedule. All of such outstanding capital stock has been duly authorized and validly issued, is fully paid and nonassessable and is not subject to any preemptive or similar rights. Except as set forth in the Disclosure Schedule, (i) there is neither outstanding nor has Company or any Subsidiary agreed to grant or issue any shares of capital stock or any Option Security or Convertible Security and (ii) neither Company nor any Subsidiary is a party to or is bound by any agreement, put or commitment pursuant to which it is obligated to purchase, redeem or otherwise acquire any shares of capital stock or any Option Security or Convertible Security. Complete and correct copies of each of (A) the Long-Term Incentive Plan (1992), (B) the 1997 Stock Incentive Plan and (C) the 1997 Director Stock Option Plan of Company, together with representative forms of option agreements issued thereunder, have heretofore been delivered by Company to Rocket.

                  (d) Subject to obtaining the Company Stockholder Approval, neither the execution and delivery of this Agreement or any Transaction Document, nor the consummation of the transactions herein or therein contemplated, nor compliance with the terms, conditions and provisions hereof or thereof by Company or any of its Subsidiaries:

                  (i) (A) will conflict with, or result in a breach or violation of, or constitute a default under, any Applicable Law on the part of Company or any of its Subsidiaries or (B) will conflict with or result in a breach or violation of, or constitute a default under, any of the Organic Documents of Company or any of its Subsidiaries or (C) will conflict with, or result in a breach or violation of, or constitute a default under, or permit the acceleration of any obligation or liability under, or but for any requirement of giving of notice or passage of time or both would constitute such a conflict with, breach or violation of, or default under, or permit any such acceleration of, any Contractual Obligation of Company or any of its Subsidiaries, or

                  (ii) will result in or permit the creation or imposition of any Encumbrance upon any property now owned or leased by Company or any such other party,

except, with respect to the immediately preceding clauses (i)(C) and (ii), in cases where such conflicts, breaches, violations, defaults, accelerations or Encumbrances would not (individually or in the aggregate) result in a Material Adverse Effect on Company.

                  (e) Company does not have any Subsidiaries other than those set forth in on the Disclosure Schedule, each of which (i) is wholly owned, is a corporation which is duly organized, validly existing and in good standing under the laws of the respective state of incorporation set forth opposite its name on the Disclosure Schedule, (ii) has duly qualified and is authorized to do business and is in good standing as a foreign corporation in each jurisdiction in which it is required to be so qualified or authorized to do business, except where to failure to be so qualified or authorized to do business (individually or in the aggregate) would not have a Material Adverse Effect on Company, and
(iii) has full corporate power and authority to carry on the business in which it is engaged. Each such Subsidiary has made and has in full force and effect all Governmental Authorizations and, to Company's knowledge, Private Authorizations required for such ownership and lease of its property and conduct of its business. Company owns all of the outstanding capital stock as shown on the Disclosure Schedule of each such Subsidiary, free and clear of all Encumbrances, and all such stock has been duly authorized and validly issued and is fully paid and nonassessable. There are no outstanding Option Securities or Convertible Securities, or agreements, puts, commitments or understandings with respect to any of the foregoing, of any nature whatsoever relating to the authorized and unissued or the outstanding capital stock of any such Subsidiaries. Except as shown on the Disclosure Schedule, neither Company nor any of its Subsidiaries owns directly or indirectly any capital stock or equity or proprietary interest in any other Entity or enterprise, however organized and however such interest may be denominated or evidenced, or is party to or bound by any agreements, puts, commitments or understandings pursuant to which it is obligated to purchase or otherwise acquire any of the foregoing. None of the Entities, if any, so set forth in the Disclosure Schedule is a Subsidiary of Company except as so set forth.

         2.2      COMPANY SEC DOCUMENTS; UNDISCLOSED LIABILITIES.

                  (a) Each form, report, schedule, registration statement, definitive proxy statement and other document filed or required to be filed by Company with the Commission (as such documents have since the time of their filing been amended, the "COMPANY SEC DOCUMENTS"), including any financial statements filed or required to be filed as a part thereof, has been duly and timely filed by the Company and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and none of the Company SEC Documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Company has heretofore made available to Rocket true and complete copies of the Company SEC Documents. None of Company's Subsidiaries is required to file any forms, reports, schedules, registration statements, definitive proxy statements or other documents with the Commission.

                  (b) The audited consolidated financial statements and unaudited interim consolidated financial statements of Company and its Subsidiaries included in the Company SEC Documents (i) comply in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), (iii) fairly present the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the respective dates thereof and for the periods referred to therein, and (iv) are substantially consistent with the books and records of the Company. Except as set forth in the Company SEC Documents, neither Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Company and its Subsidiaries or in the notes thereto, as of the respective dates thereof and for the periods referred to therein.

                  (c) Company has delivered to Rocket a true and complete copy of Company's budget for the year ending December 31, 2001, as in effect at the date hereof.

         2.3 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since the date of the most recent audited financial statements of Company and its Subsidiaries included in the Company SEC Documents: (i) there has been no Material Adverse Effect on Company; (ii) there has been no damage, destruction or loss, whether or not covered by insurance, that has or is likely to have a Material Adverse Effect on Company; (iii) none of the Company and its Subsidiaries has incurred any material liability or obligation (whether accrued, absolute, contingent or otherwise) other than in the ordinary course of business consistent with past practice, nor entered into any material transaction or agreement not in the ordinary course of business; (iv) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or any of its Subsidiaries on any class of capital stock or repurchase or redemption by the Company or any of its Subsidiaries of any class of capital stock; (v) there has been no change in accounting methods, principles or practices by Company or any of its Subsidiaries materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP; (vi) there has been no revaluation by Company of any of its or any of its Subsidiaries assets, other than any indirect revaluation effected via a change in the market price or trading volume of the Company Common Stock;
(vii) each of Company and its Subsidiaries has operated its business in the normal, usual and customary manner in the ordinary and regular course of business consistent with past practice, including the maintenance of working capital at normal operating levels consistent with prior practice; and (viii) none of Company and its Subsidiaries has Encumbered any of its property or assets, other than Permitted Encumbrances.

         2.4 TITLE TO PROPERTIES; LEASES. Each of Company and its Subsidiaries has good and valid title to all the properties and assets reflected as owned on the most recent balance sheet of Company and its Subsidiaries included in the Company SEC Documents or used by Company or any of its Subsidiaries in its business if not so reflected, or purported to have been acquired by Company or any of its Subsidiaries since such date (other than inventory sold, or property, plant and other equipment used up or retired, since such date, in each case in the ordinary course of business consistent with past practice of Company and its Subsidiaries), in each case free and clear of all Encumbrances other than Permitted Encumbrances. The real property, improvements, equipment and personal property held under lease by any of Company and its Subsidiaries are held under valid and enforceable Leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such Subsidiary, and Company or such Subsidiary enjoys peaceful and undisturbed possession under all Leases pursuant to which it holds any real property, improvements, equipment or personal property. The Disclosure Schedule contains a true, correct and complete list of all real estate owned or leased by Company or any of its Subsidiaries and all Leases and a list of all material items of fixed assets and machinery and equipment.

         2.5 COMPLIANCE WITH CONTRACTUAL OBLIGATIONS AND PRIVATE AUTHORIZATIONS. The Disclosure Schedule sets forth a true, accurate and complete list of each Private Authorization and each Contractual Obligation which individually is material to any of Company and its Subsidiaries, all of which are in full force and effect. True and complete copies of each such Private Authorization and Contractual Obligation have been made available by Company to Rocket. Each of Company and its Subsidiaries has obtained and maintained all Private Authorizations which are necessary for the ownership by it of its properties and the conduct of its business as now conducted which, if not obtained and maintained, would (individually or in the aggregate) have a Material Adverse Effect on Company. Neither Company nor any Subsidiary is in breach or violation of, or is in default in the performance, observance or fulfillment of, any Contractual Obligation or Private Authorization, and no Event exists or has occurred, which constitutes, or but for any requirement of giving of notice or passage of time or both would constitute, such a breach, violation or default, under any Contractual Obligation or Private Authorization, except for such defaults, breaches or violations as would (individually or in the aggregate) have a Material Adverse Effect on Company. No Private Authorization is the subject of any pending or, to Company's knowledge, threatened repudiation, revocation or termination.

         2.6 LITIGATION; GOVERNMENTAL AUTHORIZATIONS; COMPLIANCE WITH APPLICABLE LAW.

                  (a) The Disclosure Schedule contains a list of all Legal Actions which are pending or in which Company or any of its Subsidiaries or any of its business, operations or properties, or any of its officers or directors in connection therewith, is engaged, or, to Company's knowledge, which involves the business, operations or properties of Company or any of its Subsidiaries, or, to Company's knowledge, which is threatened or contemplated against Company or any of its Subsidiaries or any of their business, operations or properties, or any of their officers or directors in connection therewith.

                  (b) The Company and each of its Subsidiaries has obtained and maintained all Governmental Authorizations which are necessary for the ownership of its properties and the conduct of its business as now conducted which, if not obtained and maintained, would (individually or in the aggregate) have a Material Adverse Effect on Company. No such Governmental Authorization is the subject of any pending or, to Company's knowledge, threatened revocation on termination.

                  (c) The Company is not in violation of or in default with respect to any Applicable Law which (individually or in the aggregate) would have a Material Adverse Effect on Company.

         2.7 INTELLECTUAL PROPERTY RIGHTS. Company and its Subsidiaries own or possess sufficient trademarks, trade names, service marks, patent rights, copyrights, licenses, approvals, trade secrets and other similar rights (collectively, "INTELLECTUAL PROPERTY RIGHTS") necessary to conduct their businesses as now conducted; and the expected expiration of any of such Intellectual Property Rights could not reasonably be expected to result in a Material Adverse Effect on Company. None of Company and its Subsidiaries has received any notice of infringement or conflict with asserted intellectual property rights of others, which infringement or conflict, if the subject of an unfavorable decision, would have a Material Adverse Effect on Company. The Disclosure Schedule sets forth a true, accurate and complete list of (i) each trademark, trade name, service mark, patent right or application, registered copyright owned by any of Company and its Subsidiaries and (ii) each other item of Intellectual Property Rights owned by any of Company and its Subsidiaries which, in the good faith judgment of management of Company, individually is material to any of Company and its Subsidiaries, all of which are in full force and effect. To the knowledge of Company, none of such items of Intellectual Property Rights is being infringed or violated by any other Person. No licenses, sublicenses or agreements pertaining to any of such items of Intellectual Property Rights are in effect except as set forth in the Disclosure Schedule.

2.8      EMPLOYEES.

                  (a) To Company's knowledge, no employee of any of Company and its Subsidiaries is in violation of any material term of any employment contract, patent disclosure or invention agreement or non-competition agreement. There is no pending or, to Company's knowledge, threatened action, suit, proceeding or claim, or to its knowledge any basis therefor or threat thereof, with respect to any contract, agreement, covenant or obligation referred to in the preceding sentence. Company does not have any collective bargaining agreement covering any of its employees.

                  (b) The Disclosure Schedule lists all employment, management, consulting, management retention or other personal service, or compensation agreements or arrangements covering one or more non-employees (including severance, termination or change-of-control arrangements) and all material employment, management, consulting, management retention or other personal service, or compensation agreements or arrangements covering one or more employees (including severance, termination or change-of-control arrangements), in each case entered into by Company or any of its Subsidiaries, and a true and complete copy of each such agreement has been delivered to Rocket.

                  (c) The Disclosure Schedule sets forth a true and complete list as of April 9, 2001 of the names and positions of all employees of Company or any of its Subsidiaries and their respective base rate of compensation.

         2.9 RELATED PARTY TRANSACTIONS. The Disclosure Schedule sets forth a fair and accurate list of any Contractual Obligation, or transaction occurring after the date of the most recent financial statements contained in the Company SEC Documents, between Company or any of its Subsidiaries and any of the officers, directors, employees, stockholders of any of

Company or its Subsidiaries or, to Company's knowledge, any Affiliate of any of the foregoing (other than reasonable and customary compensation for services as officers, directors and employees), including any providing for the furnishing of services to or by, providing for rental of property, real, personal or mixed, to or from, or providing for the lending or borrowing of money to or from or otherwise requiring payments to or from, any such officer, director, employee, stockholder or Affiliate.

         2.10 INSURANCE. The Company and its Subsidiaries are insured by recognized institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction and acts of vandalism. The nature, amount and carriers of all such insurance are set forth in the Disclosure Schedule. The Company has no reason to believe that it or any Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. Neither the Company nor any Subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

         2.11 TAX MATTERS. Company and its Subsidiaries have heretofore filed the Tax Returns with respect to Tax periods ending after December 31, 1997, in the jurisdictions specified in, the Disclosure Schedule and have paid, or made adequate provision in accordance with GAAP consistently applied, for the payment of, all Taxes shown to be due and payable on such Tax Returns. All payroll and income Taxes which any of Company or its Subsidiaries is required by law to withhold and collect have been duly withheld and collected, and have been paid over, in a timely manner, to the proper Authorities to the extent due and payable. Neither Company nor any of its Subsidiaries has executed any waiver to extend, or otherwise taken any action that would have the effect of extending, the applicable statute of limitations in respect of any Tax liabilities of Company or any of its Subsidiaries for the fiscal years prior to and including the most recently completed fiscal year. Neither Company nor any of its Subsidiaries is a "consenting corporation" within the meaning of Section 341(f) of the Code. Company and each of its Subsidiaries have at all times been taxable as a Subchapter C corporation under the Code. Neither Company nor any Subsidiary has ever been a member of any consolidated group (other than with Company and its Subsidiaries) for Tax purposes. Federal and state income tax returns of Company and its Subsidiaries have been examined by the IRS or applicable state Authority as shown in the Disclosure Schedule. At the date hereof, there are no Encumbrances on any of the assets of Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax. Neither Company nor any of its Subsidiaries (i) is a party to any Tax allocation or sharing agreement, or (ii) has any liability or obligation for the Taxes of any Person (other than Company or any of its Subsidiary) under Treas. Reg. ss.1.1502-6 (or any similar provision of any other Applicable Law), as a transferee or successor, by contract, or otherwise. Company is not and has not been a United States real property holding corporation within the meaning of
Section 897)c)(2) of the Code.

         2.12     EMPLOYEE BENEFIT PLANS.

                  (a) The Disclosure Schedule lists each material Company Employee Benefit Plan and Company Benefit Arrangement. The Company has delivered to Rocket with respect to each such Company Employee Benefit Plan and Company Benefit Arrangement true and complete copies of (i) all written documents comprising such plans and arrangements (including amendments and individual, trust or insurance agreements relating thereto); (ii) the most recent Form 5500 series annual reports (including all schedules thereto) filed with respect to each such Company Employee Benefit Plan; (iii) the two most recent financial statements and actuarial reports, if any, pertaining to each such plan or arrangement; (iv) the summary plan description currently in effect and all material modifications thereto, if any, for each such Company Employee Benefit Plan; and (v) written communications to employees to the extent the substance of any Company Employee Benefit Plan described therein differs materially from the other documentation furnished under this Section.

                  (b) None of Company or any of its Subsidiaries nor any ERISA Affiliate of any of them has at any time during the 6-year period preceding the date hereof participated in or been required to make or accrue a contribution to any Multiemployer Plan.

                  (c) Other than pursuant to the provisions of COBRA or other Applicable Law, no Company Employee Benefit Plan provides benefits described in
Section 3(1) of ERISA to any former employees or retirees of Company or any of its Subsidiaries. No condition exists that would prevent Company or any of its Subsidiaries from amending or terminating Company Employee Benefit Plan or Company Benefit Arrangement providing health or medical benefits in respect of any active or retired employee other than limitations imposed by law. The Company is in compliance in all material respects with COBRA, including all notification requirements thereunder. Set forth in the Disclosure Schedule is a list identifying each former employee of Company or any of its Subsidiaries or other Person who is entitled to receive health continuation coverage under COBRA at the date hereof, including a brief description of the coverage and the date at which such right to coverage shall terminate.

                  (d) All Company Employee Benefit Plans that are Pension Plans intended to be qualified under Section 401 of the Code are so qualified and have been so qualified during the period since their adoption; each trust created under any such plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation. A true and correct copy of the most recent determination letter from the Internal Revenue Service regarding such qualified status for each such plan has been delivered to Rocket. No Company Employee Benefit Plan has incurred an accumulated funding deficiency (as defined in section 412 of the Code), whether or not waived. As of the last applicable annual valuation date on a termination basis, using the assumptions established by the Pension Benefit Guaranty Corporation as in effect on such date, no Company Employee Benefit Plan subject to Title IV of ERISA had accrued benefit obligations which exceed the current fair market value of the assets of such plan. None of Company and its Subsidiaries nor any ERISA Affiliate of any of them has incurred, or reasonably expects to incur prior to the Closing Date, any material liability under Title IV of

ERISA, other than with respect to the payment of premiums to the Pension Benefit Guaranty Corporation.

                  (e) Except as set forth in the Disclosure Schedule, no Company Employee will receive or be entitled to, and none of Company or any of its Subsidiaries shall be liable for, any additional benefits, bonuses, service or accelerated rights to payment of benefits under any Company Plan, including the right to receive any parachute payment, as defined in Section 280G of the Code, or become entitled to any severance, termination allowance or similar payments as a result of the transactions contemplated by this Agreement.

                  (f) Each Company Plan has at all times prior hereto been maintained, in all material respects, in accordance with all Applicable Laws. Each Company or any of its Subsidiaries and the ERISA Affiliates of Company or any of its Subsidiaries have made full and timely payment of all amounts required to be contributed under the terms of each Company Plan and Applicable Law or required to be paid as expenses under such Company Plan. No Prohibited Transaction has occurred with respect to any Company Employee Benefit Plan or any other employee benefit plan or arrangement maintained by Company or any of its Subsidiaries or any ERISA Affiliate of Company or any of its Subsidiaries which is covered by Title I of ERISA which has resulted in or could result in material liability of any kind to any of Company and its Subsidiaries, other than any liability to the extent reflected in the financial statements of Company contained in the Company SEC Documents. No Reportable Event for which reporting has not been waived, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Company Employee Benefit Plan within the last six (6) years. Neither Company or any of its Subsidiaries nor any of its current or former ERISA Affiliates (while an ERISA Affiliate) has within the last six (6) years engaged in, or is a successor or parent corporation to any entity that has engaged in, a transaction described in Section 4069 of ERISA.

         2.13 ABSENCE OF SENSITIVE PAYMENTS. None of Company and its Subsidiaries has (a) made any contributions, payments or gifts to or for the private use of any governmental official, employee or agent where either the payment or the purpose of such contribution, payment or gift is illegal under any Applicable Law, (b) established or maintained any unrecorded fund or asset for any purpose or made any false or artificial entries on its books, or (c) made any payments to any Person with the intention or understanding that any part of such payment was to be used for any purpose other than that described in the documents supporting the payment.

         2.14 BANK ACCOUNTS, ETC. The Disclosure Schedule contains a true and correct and complete list as of the date hereof of all banks, trust companies, savings and loan associations and brokerage firms in which Company or any of its Subsidiaries has an account or a safe deposit box and the names of all Persons authorized to draw thereon, to have access thereto, or to authorize transactions therein, the names of all Persons, if any, holding powers of attorney from Company or any such Subsidiary and a summary statement as to the terms thereof.

         2.15 BROKER OR FINDER. No Person assisted in or brought about the negotiation of this Agreement or the subject matter of the transactions contemplated hereby in the capacity of broker, agent or finder or in any similar capacity on behalf of Company or any of its Subsidiaries other than as set forth in the Disclosure Schedule, which sets forth a true, accurate and complete description of the arrangements with any such Person.

         2.16 ENVIRONMENTAL MATTERS. Except as set forth in the Disclosure
Schedule:

                  (a) The operations of each of Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws.

                  (b) To Company knowledge, all real property currently or formerly owned, leased or operated by Company or any of its Subsidiaries is free from contamination by any Hazardous Material, and none of Company nor any of its Subsidiaries has disposed or arranged for the disposal of Hazardous Material so as to give rise to liability for any off-site disposal or contamination.

                  (c) To the knowledge of Company, each of Company and its Subsidiaries currently maintains all Environmental Permits necessary for their operations and are in compliance in all material respects with such Environmental Permits.

                  (d) There are no Legal Actions or Environmental Claims pending or, to Company's knowledge, threatened, nor, to Company's knowledge, investigations with respect to any Environmental Claim pending or threatened, against any of Company or its Subsidiaries alleging the violation of any Environmental Law or asserting claims regarding Environmental Costs and Liabilities under any Environmental Law. None of Company or its Subsidiaries has received any claims or notices alleging liability under any Environmental Law.

                  (e) None of Company or its Subsidiaries nor, to the knowledge of Company, any owner of premises leased or operated by any of Company or its Subsidiaries has with respect to such premises, filed any formal notice under any Environmental Law or other Law indicating past or present generation, treatment, storage, or disposal of Hazardous Material or reporting an Environmental Release of Hazardous Material into the environment.

                  (f) There is not now nor, to the knowledge of Company, has there been in the past on, in or under any real property owned, leased or operated by any of Company or its Subsidiaries (i) any underground storage tanks, aboveground storage tanks, dikes or impoundments, (ii) any friable asbestos-containing materials or (iii) any polychlorinated biphenyls.

         2.17 CERTAIN STATE STATUTES INAPPLICABLE. The Board of Directors of the Company has approved, within the meaning of Section 1 of the Massachusetts General Laws ch. 110F, this Agreement, the Merger and the other the transactions contemplated by this Agreement, and such approval is sufficient to render inapplicable to this Agreement, the Merger and the other the transactions contemplated by this Agreement the provisions of Massachusetts General Laws ch. 110F.

         2.18 INFORMATION SUPPLIED. Neither the proxy statement relating to the approval by the stockholders of Company of this Agreement and the Merger (such proxy statement, including the exhibits thereto and the information incorporated therein by reference, as amended or supplemented from time to time, the "PROXY Statement") nor the Transaction Statement on Schedule 13E-3 ("SCHEDULE 13E-3") to be filed by the Company under the Exchange Act with the Proxy Statement shall, at the respective dates first mailed to Company's stockholders, at the time of the Company Stockholders Meeting or at the Effective Time, as the case may be, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of Proxies for the Company Stockholders Meeting which shall have become false or misleading, except that no representation or warranty is made by Company with respect to information supplied in writing by Rocket or Acquiror for inclusion in the Proxy Statement or Schedule 13E-3. The Proxy Statement and
Schedule 13E-3 shall comply in all material respects as to form and content with the requirements of the Exchange Act.

         2.19 VOTING AGREEMENTS AND NONCOMPETITION AGREEMENTS. To Company's knowledge, there are no voting trusts or other agreements or understandings with respect to the voting of Company Common Stock. Except as set forth on the Disclosure Schedule, none of Company, its Subsidiaries or any Person in which Company or its Subsidiaries own any interest is a party to any noncompetition agreement or other agreement or arrangement which restrains, limits or impedes the current or contemplated business or operations of Company or any of its Subsidiaries or would apply to Acquiror or any of its Affiliates following the Effective Time.

         2.20 VOTE REQUIRED. The vote of a majority of the outstanding shares of Company Common Stock (the "COMPANY STOCKHOLDER APPROVAL") is the only vote of the holders of any class or series of Company capital stock necessary or required (under Applicable Law or otherwise) to approve this Agreement, the Merger and the transactions contemplated hereby. The shares of Company Common Stock held by Rocket at the date hereof are entitled to be voted by Rocket in respect of this Agreement, the Merger and the other transactions contemplated hereby.

         2.21 SPECIAL COMMITTEE AND BOARD RECOMMENDATION; OPINION OF FINANCIAL ADVISOR.

                  (a) Each of the special committee of the Board of Directors of Company established by the Board of Directors of Company on April 9, 2001 (the "SPECIAL COMMITTEE") and the Board of Directors of Company, at a joint meeting duly called and held on April 17, 2001, has by unanimous vote of those Special Committee members and directors present (who constituted 100% of the directors then in office other than Messrs. Magnusson and Youniss, who absented themselves from such meeting) (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the stockholders of Company and has approved the same, and (ii) resolved to recommend that the holders of the shares of Company Common Stock approve this Agreement and the transactions contemplated hereby, including the Merger.

                  (b) On or prior to the date of this Agreement, Company, its Board of Directors and the Special Committee have received the Fairness Opinion of The Catalyst Group (the

"COMPANY FINANCIAL ADVISOR"). The Company has been authorized by the Company Financial Advisor, subject to prior review by the Company Financial Advisor, to include the Fairness Opinion in the Proxy Statement and in Schedule 13E-3. A true and complete copy of the Fairness Opinion has been furnished by Company to Rocket.

         2.22 CONSENTS. Except (i) as set forth in the Disclosure Schedule, (ii) for the filing with the SEC of the Proxy Statement and such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) for the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iv) for the filing of Schedule 13E-3 with the Commission, and (v) for such filings in connection with any state or local tax which is attributable to the change in beneficial ownership of Company's or its Subsidiaries' real property, if any (collectively, "GAINS TAXES"), (the items in clauses (i) through (iv) being collectively referred to herein as ("COMPANY CONSENTS"), no Governmental Authorizations or Private Authorizations are required to be obtained or made by or with respect to Company or any of its Subsidiaries on or prior to the Closing Date in connection with (A) the execution, delivery and performance of this Agreement or any of the Transaction Documents to which Company is a party, the consummation of the transactions contemplated hereby and thereby or the taking by Company of any other action contemplated hereby or thereby, (B) the continuing validity and effectiveness of (and prevention of any material default under or violation of the terms of) any Lease, or Private Authorization or Contractual Obligation disclosed in the Disclosure Schedule pursuant to the first sentence of Section 2.5 above, to which any of Company or its Subsidiaries is a party or any Governmental Authorization of any of Company of its Subsidiaries or (C) the conduct by Company or any of its Subsidiaries of their respective businesses following the Closing as conducted on the date hereof.

         2.23 DISCLOSURE. No representation or warranty by Company in this Agreement, or in any list, statement, document or information set forth in or attached to any schedule (including the Disclosure Schedule) delivered or to be delivered pursuant hereto, contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

         SECTION 3. REPRESENTATIONS AND WARRANTIES OF ROCKET AND ACQUIROR.

         Rocket and Acquiror represent and warrant to Company that:

         3.1 ORGANIZATION AND BUSINESS; POWER AND AUTHORITY; EFFECT OF TRANSACTION.

                  (a) Each of Rocket and Acquiror (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has all requisite corporate power and authority to own or hold under lease its properties and to conduct its business as now conducted and as presently proposed to be conducted.

                  (b) Each of Rocket and Acquiror has all requisite corporate authority, and has made and has in full force and effect all Governmental Authorizations and Private Authorizations necessary to enable it, to execute and deliver, and to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and each Transaction Document executed or to be executed by it; and the execution, delivery and performance of this Agreement and each such Transaction Document have been duly authorized by all requisite corporate action, including that, if required, of Acquiror's stockholders. This Agreement has been duly executed and delivered by each of Rocket and Acquiror and constitutes, and each Transaction Document executed or to be executed by it when executed and delivered by Rocket or Acquiror will constitute, its legal, valid and binding obligations, enforceable against it in accordance with their respective terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors' rights and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies.

                  (c) Neither the execution and delivery of this Agreement or any Transaction Document executed or to be executed by Rocket or Acquiror, nor the consummation of the transactions herein or therein contemplated, nor compliance with the terms, conditions and provisions hereof or thereof by Rocket or Acquiror:

                  (i) (A) will conflict with, or result in a breach or violation of, or constitute a default under, any Applicable Law on the part of Rocket or Acquiror or (B) will conflict with or result in a breach or violation of, or constitute a default under, any of the Organic Documents of Rocket or Acquiror or (C) will conflict with, or result in a breach or violation of, or constitute a default under, or permit the acceleration of any obligation or liability under, or but for any requirement of giving of notice or passage of time or both would constitute such a conflict with, breach or violation of, or default under, or permit any such acceleration of, any material Contractual Obligation of Rocket or Acquiror, or

                  (ii) will require any Governmental Authorization or Private Authorization, except for the filing with the Secretary of State of the Commonwealth of Massachusetts of the Articles of Merger,

except, with respect to clauses (i)(A), (i)(C) and (ii) above, such conflicts, breaches, defaults, violations, accelerations, authorizations or filings, that (individually or in the aggregate) are not reasonably likely to result in a Material Adverse Effect on Rocket or Acquiror or on the ability of Rocket or Acquiror to perform any of its obligations set forth in this Agreement or any Transaction Document.

         3.3 BROKER OR FINDER. No Person assisted in or brought about the negotiation of this Agreement or the subject matter of the transactions contemplated hereby in the capacity of broker, agent or finder or in any similar capacity on behalf of Acquiror or Rocket.

         3.4 INFORMATION SUPPLIED. The information supplied in writing by Rocket or Acquiror for inclusion in the Proxy Statement or Schedule 13E-3 will not, at the respective dates first mailed to Company's stockholders, at the time of the Company Stockholders Meeting or at the Effective Time, as the case may be, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of Proxies for the Company Stockholders Meeting which shall have become false or misleading, except that no representation or warranty is made by Rocket with respect to information supplied by Company or any other Person (other than Rocket or Acquiror) for inclusion in the Proxy Statement or Schedule 13E-3.

         3.5 TRANSITORY SUBSIDIARY. Acquiror was formed for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities unrelated to this Agreement and the transactions contemplated hereby.

         3.6 COMPANY REPRESENTATIONS. Neither Rocket nor Acquiror nor any officer or director of either of them, by virtue of its status as a stockholder, director or other Affiliate of Company, has any knowledge of any breaches or violations of any representation or warranty of Company contained in this Agreement.

         3.7 ROCKET OWNERSHIP OF COMPANY COMMON STOCK. As of the date hereof, Rocket owns of record an aggregate of 10,000,000 shares of Company Common Stock.

         SECTION 4. CERTAIN COVENANTS.

         4.1 ACCESS TO INFORMATION. Company shall afford to each of Rocket and Acquiror and their accountants, counsel, financial advisors, financing sources and other representatives (the "REPRESENTATIVES") all reasonable access during normal business hours throughout the period prior to the Effective Time to all of its and its Subsidiaries properties, books, contracts, commitments and records (including Tax Returns) and, during such period, shall furnish promptly
(i) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of any federal or state securities laws or submitted to or filed with or received from the Commission or any other Authority in connection with the transactions contemplated by this Agreement or which management of Company has determined in good faith may have a material effect on its business, operations, properties, prospects, personnel, condition, financial or other, or results of operations and (ii) such other information concerning any of the foregoing as Rocket and Acquiror shall reasonably request; provided, however, that no investigation pursuant to this Section shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the transactions contemplated hereby. Rocket and Acquiror acknowledge and agree that, to the extent that any such information constitutes "Confidential Information" within the meaning of that certain Confidentiality Agreement, dated as of January 17, 2001 (the "CONFIDENTIALITY AGREEMENT"), such information shall be and remain subject to the terms and provisions of such Confidentiality Agreement, which remains in force and effect in accordance with its terms.

         4.2      AGREEMENT TO COOPERATE.

                  (a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all commercially reasonable efforts or take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including using its commercially reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals, if any, to effect all necessary registrations, filings and submissions (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the Company Stockholder Approval.

                  (b) In addition to the covenants set forth in the preceding subsection of this Section, Company agrees to use all commercially reasonable efforts on or prior to the Closing Date to obtain the satisfaction of the conditions specified in Sections 5 and 6. Rocket and Acquiror agree to cooperate with and to assist Company with respect to securing all necessary Governmental Authorizations and Private Authorizations to the consummation of the Merger.

         4.3 EXPENSES. Except as otherwise expressly provided herein, each party shall pay its own expenses incident to the negotiation, execution, delivery and performance of this Agreement (including, without limitation, all filing fees, printing and mailing expenses and all fees and expenses of its counsel, accountants, advisors and other consultants and representatives for all activities undertaken in connection with this Agreement), whether or not the transactions contemplated hereby are consummated. To the fullest extent practicable, Company agrees not to pay such expenses prior to the Closing, provided that all such expenses shall be paid within five (5) Business Days after the Closing.

         4.4 PUBLIC ANNOUNCEMENTS. No party shall, without the approval of the other parties, make or cause to be made any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as and to the extent that it is required by Applicable Law to make such press release or other public announcement. To the extent reasonably practicable under the circumstances, the parties shall consult with each other prior to issuing any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby. Each of the parties hereto acknowledges and consents to that certain press release issued by Company on March 28, 2001 entitled "Peritus Software Services Announces It Has Received a Non-Binding Offer for Acquisition of the Company".

         4.5 STOCKHOLDERS' APPROVAL.

                  (a) Company shall as soon as practicable submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at a duly called and held meeting of its stockholders (the "COMPANY STOCKHOLDERS MEETING", which term shall include any postponements or adjournments of such meeting). Unless otherwise required by the applicable fiduciary duties of the Board of Directors of Company, as determined in good faith by such directors after consultation with and based upon the advice of outside legal counsel, Company shall (i) recommend approval of this Agreement and the transactions contemplated hereby to the stockholders of Company, (ii) include in the Proxy Statement and Schedule 13E-3 such recommendation and the of the Board of Directors of Company and the Special Committee described in Section 2.21 above, and (iii) use all commercially reasonable efforts to solicit from its stockholders proxies in favor of approval of this Agreement and the transactions contemplated hereby and otherwise to obtain the Company Stockholder Approval in accordance with all Applicable Law. Without limiting the generality of the foregoing, Company agrees that its obligations under the first sentence of this Section shall not be affected by
(A) the commencement, public proposal, public disclosure or communication to Company of any Acquisition Proposal or (B) the withdrawal or modification by the Board of Directors of Company or Special Committee of its approval or recommendation of this Agreement and the transactions contemplated hereby. Company shall take all action necessary to hold the Company Stockholders Meeting as soon as practicable following the date hereof.

                  (b) To the extent permitted by Applicable Law, each of Rocket and Acquiror agrees to vote all shares of Company Common Stock held of record by it in favor of this Agreement and the Merger and other transactions contemplated hereby at the Company Stockholders Meeting; provided that (i) Company is not in material breach of any of its representations, warranties or covenants contained herein or in any Transaction Document, (ii) there is no bona fide written Acquisition Proposal with respect to Company which has been received by Company and not rejected in writing by Company, and (iii) neither the Board of Directors of Company nor the Special Committee shall have withdrawn or modified its approval or recommendation of this Agreement and the Merger and other transactions contemplated hereby.

         4.6      PROXY STATEMENT; SCHEDULE 13E-3.

                  (a) Company shall prepare and file with the Commission as soon as is reasonably practicable after the date hereof, the Proxy Statement and
Schedule 13E-3, and shall use its best efforts to have the Proxy Statement and
Schedule 13E-3 cleared by the Commission as promptly as practicable. Company shall be responsible for the costs and expenses, including filing fees and printing and mailing costs, arising from the preparation, filing and mailing of the Proxy Statement and Schedule 13E-3. Company shall also take any other action required to be taken under Applicable Law in connection with the consummation of the transactions contemplated by this Agreement. Rocket and Acquiror and Company shall promptly furnish to each other all information, and take such other actions and otherwise cooperate, as may reasonably be requested in connection with any action by any of them in connection with the provisions of this Section.

                  (b) Prior to the date of approval of the Merger by Company's stockholders, each of Company, Rocket and Acquiror shall correct promptly any information provided by it to be used specifically in the Proxy Statement or
Schedule 13E-3 that shall have become false or misleading in any material respect and shall take all steps necessary to file with the Commission and have cleared by the Commission any amendment or supplement to the Proxy Statement and
Schedule 13E-3, as so corrected, to be disseminated to the stockholders of Company to the extent required by Applicable Law. Without limiting the generality of the foregoing, Company shall notify Rocket promptly of the receipt of the comments of the Commission and of any request by the Commission for amendments or supplements to the Proxy Statement or Schedule 13E-3, or for additional information, and shall supply Rocket with copies of all correspondence between Company or its representatives, on the one hand, and the Commission or members of its staff, on the other hand, with respect to the Proxy Statement or Schedule 13E-3. If at any time prior to the Company Stockholders Meeting any event should occur relating to Company, Rocket or Acquiror or their respective officers or directors which should be described in an amendment or supplement to the Proxy Statement or Schedule 13E-3, the parties shall promptly inform each other. Whenever any event occurs which should be described in an amendment or a supplement to the Proxy Statement or Schedule 13E-3, Company, Rocket and Acquiror shall, upon learning of such event, cooperate in promptly preparing, filing and clearing with the Commission and mailing to the stockholders of Company such amendment or supplement; provided, however, that, prior to such mailing, (i) Company, Rocket and Acquiror shall consult with each other with respect to such amendment or supplement, (ii) shall afford each other reasonable opportunity to comment thereon, and (iii) each such amendment or supplement shall be reasonably satisfactory to the other.

         4.7 NO SOLICITATION; OTHER OFFERS.

                  (a) Nothing contained in this Section 4.7(a) shall prevent the Board of Directors of Company or Special Committee from considering, discussing, or providing any nonpublic information to any Person relating to, an bona fide inquiry or proposal regarding any merger, sale of substantial assets, sale of share of capital stock (including without limitation by way of a tender offer) or similar transactions involving Company or any Subsidiaries of Company other than the Merger (any such inquiry or proposal being referred to herein as an "ACQUISITION PROPOSAL") not solicited in violation of this Agreement, provided the Board of Directors of Company or the Special Committee, as the case may be, determines in good faith (upon consultation of outside counsel) that it is required to do so in order to discharge properly its fiduciary duties. Nothing contained in this Section shall prohibit the Board of Directors of Company or the Special Committee from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer.

                  (b) Company shall immediately notify Rocket and Acquiror after receipt of any Acquisition Proposal, or any modification of or amendments to any Acquisition Proposal, or any request for nonpublic information relating to Company or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Company or any Subsidiary of Company by any Person or entity that informs the Board of Directors of Company or the Special Committee or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Rocket and Acquiror shall be made orally and in writing, and shall indicate whether Company is providing or intends to provide the Person making the Acquisition Proposal with access to information concerning Company as provided in Section 4.7(c).

                  (c) If the Board of Directors of Company or the Special Committee receives a request for material nonpublic information by a Person who makes, or indicates that it is considering making, an Acquisition Proposal, and the Board of Directors or the Special

Committee, as the case may be, determines in good faith after consultation with outside counsel that it would be in the best interests of Company and its stockholders to provide such information, then, provided such Person has executed an appropriate confidentiality agreement, Company may provide such Person with access to information regarding Company. Company agrees not to release any third party from the confidentiality and standstill provisions of any confidentiality agreement to which Company is a party.

                  (d) Company shall use its commercially reasonable efforts to inform the officers, directors and employees of Company and its Subsidiaries and any outside counsel, financial advisor, investment banker or other advisor or representative retained by Company of the restrictions described in this Section.

         4.8 TAX RETURNS. Without the prior written consent of Rocket, neither Company nor any of its Subsidiaries shall make or change any election, change an annual accounting or Tax period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim relating to Company or its Subsidiaries, surrender any right to claim a refund of Taxes, take or omit to take any similar action with respect to Taxes (other than the filing of any original Tax Return), if any such election, adoption, change, amendment, agreement, settlement, surrender or other action or omission would have the effect of increasing the Tax liability of Company and its Subsidiaries, by more than an aggregate amount of $25,000; provided, however, that Company may consent to an extension of a limitation period applicable to a Tax claim without Rocket's prior written consent (and Company will notify Rocket of any such extension no later than five (5) Business Days after taking such action if it would relate to the Company or its Subsidiaries).

         4.9 CONDUCT OF BUSINESS BY COMPANY PRIOR TO THE EFFECTIVE TIME. Except as may be required by the terms of this Agreement or as may be consented to by Rocket in writing, between the date hereof and the Closing Company covenants that each of Company and its Subsidiaries:

                  (a) will not issue or sell or purchase or agree to issue or sell or purchase any capital stock or any Option Security or Convertible Security, otherwise than pursuant to any Company Option Securities or Company Convertible Securities outstanding at the date hereof and listed on the Disclosure Schedule pursuant to Section 2.1(c) above;

                  (b) will (i) operate its business in the normal, usual and customary manner in the ordinary and regular course of business consistent with past practice, including the maintenance of working capital at normal operating levels consistent with past practice and the payment of accounts payable and other expenses consistent with past practice, (ii) use its commercially reasonable efforts consistent with past practice to preserve intact its business organization, and (iii) use its commercially reasonable efforts to keep available the services of its officers and employees;

                  (c) will not sell or otherwise dispose of or contract to sell or otherwise dispose of, any of its properties or assets, other than inventory sold or otherwise disposed of in the ordinary course of business consistent with past practice;

                  (d) except in each case in the ordinary course of business consistent with past practice or with the prior written consent of Rocket (which shall not be unreasonably withheld or delayed), (i) will not incur any obligations or liabilities (fixed, contingent or other), (ii) will not enter into any commitments, and (iii) will not sell or transfer any material asset or canceled or cancel any material debts or claims;

                  (e) except in each case in the ordinary course of business consistent with past practice or with the prior written consent of Rocket (which shall not be unreasonably withheld or delayed), will not discharge or satisfy any Encumbrance or pay any obligation or liability (absolute or contingent) other than current liabilities or obligations under contracts existing on the date hereof or thereafter entered into in the ordinary course of business, and commitments under Leases existing on the date hereof or thereafter incurred in the ordinary course of business;

                  (f) except in each case with the prior written consent of Rocket, will not Encumber any of its property or assets, other than Permitted Encumbrances;

                  (g) will not increase the compensation or severance payable or to become payable to any of its officers, employees, advisers, consultants, salesmen or agents or otherwise alter, modify or change in any material respect the terms of their employment or engagement;

                  (h) except in each case with the prior written consent of Rocket (which shall not be unreasonably withheld or delayed) or as otherwise contemplated hereby, will not amend or terminate or enter into any Lease, Governmental Authorization, Private Authorization, Lease, any Lease, Contractual Obligation disclosed in the Disclosure Schedule pursuant to the first sentence of Section 2.5 above, Company Benefit Arrangement or Company Employee Benefit Plan, or any Contractual Obligation or transaction with any Affiliate;

                  (i) will not declare, make or pay, or agree to declare, make or pay, any Distribution other than any Distribution from a Subsidiary of Company to Company or to another Subsidiary of Company;

                  (j) will not split, reclassify, combine or redeem any shares of any class of capital stock or amend or modify any of its Organic Documents;

                  (l) will not take any action that would result in any representation or warranty of Company being untrue in any material respect;

                  (m) will not make any change to its accounting (including Tax accounting) methods, principles, practices, or policies, other than those required by GAAP or Applicable Law;

                  (n) will not, and shall cause the Company not to, agree to do any of the foregoing;

                  (o) will not make or permit to be made any change affecting any bank, trust company, savings and loan association, brokerage firm account or safe deposit box or in the names of the Persons authorized to draw thereon, to have access thereto or to authorize transactions therein or in such powers of attorney, or open any additional accounts or boxes or grant any additional powers of attorney, without in each case promptly notifying Rocket in writing thereof; and

                  (p) will timely keep Rocket informed with respect to all material capital expenditures or other material developments with respect to Company or any of its Subsidiaries.

         4.10 CERTAIN NOTICES. Company will promptly notify Rocket of any and all Events which would require any change to be made in the Disclosure Schedule or which could cause or result in any breach or inaccuracy in any material respect of any of Company's representations and warranties, including without limitation those set forth in Section 2, or which are reasonably likely to impair the likelihood that all of the conditions specified in Sections 5 and 6 will be satisfied on or prior to the Closing Date.

         4.11     INDEMNIFICATION OF OFFICERS AND DIRECTORS.

                  (a) All rights to indemnification existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the "INDEMNIFIED PERSONS") for their acts and omissions occurring prior to the Effective Time, as provided in the Company's Bylaws or Articles of Organization (as in effect at the date of this Agreement), shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent permitted by Massachusetts law for a period of six (6) years from the Effective Time.

                   (b) From the Effective Time until the first anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time the existing $1.5 million policy of directors' and officers' liability insurance maintained by the Company as of the date of this Agreement in the form of disclosed by the Company to Rocket prior to the date of this Agreement (the "EXISTING POLICY"), provided, however, that the Surviving Corporation may substitute for the Existing Policy a policy or policies of comparable coverage.

         4.12     EMPLOYEE BENEFITS.

                  (a) Rocket agrees that all employees of Company who continue employment with Rocket, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time ("CONTINUING EMPLOYEES") shall be eligible to continue to participate in the Surviving Corporation's health and welfare benefit plans; provided, however, that (i) the employment of each Continuing Employee shall be "at will" employment, (ii) nothing in this Section or elsewhere in this Agreement shall limit the right of Rocket or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (iii) if Rocket or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees shall be eligible to participate in Rocket's health and welfare benefit plans to substantially the same extent as similarly situated employees of Rocket. Nothing in this Section or elsewhere in this

Agreement shall be construed to create a right in any Continuing Employee or other Person to employment with Rocket, the Surviving Corporation or any other Subsidiary of Rocket.

                  (b) Company shall terminate, effective as of the day immediately preceding the Effective Time, each Company Employee Benefit Plan sponsored or maintained by any of Company and its Subsidiaries (or in which any of any of Company and its Subsidiaries participate) that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a "COMPANY 401(K) PLAN") unless Rocket provides written notice to Company prior to the Effective Time that any such Company 401(k) Plans shall not be terminated. Rocket shall receive from the Company prior to Closing evidence that the Company 401(k) Plan(s) have been terminated pursuant to resolutions of the Board of Directors of Company or the Special Committee (the form and substance of such resolutions shall be subject to review and approval of Rocket), effective as of the day immediately preceding the Effective Time. If Rocket has not given the notice referred to in the first sentence of this Section 4.12(b), Rocket agrees to use its commercially reasonable efforts to cause to be taken all actions necessary or appropriate to cover, under substantially similar terms and conditions applicable to similarly situated Rocket employees, the Continuing Employees under a plan sponsored by Rocket that includes a cash or deferred arrangement intending to qualify under Section 401(k) of the Code ("ROCKET 401(K) PLAN"), effective with respect to Rocket's first full regular pay period beginning after the Closing Date. Rocket agrees to use its commercially reasonable efforts to cause the Rocket 401(k) Plan to accept rollover contributions of amounts properly distributed to participants from the Company 401(k) Plan(s), including any outstanding participant loan that is not in default as of the time of the rollover; provided however, that neither Rocket nor any plan administrator or trustee for the Rocket 401(k) Plan shall be obligated to accept on behalf of the Rocket 401(k) Plan any such rollover contributions unless (i) the participant requesting such rollover is otherwise eligible to participate in the Rocket 401(k) Plan at the time of the rollover and (ii) a favorable determination letter has been received from the IRS with respect to the qualification of the applicable Company 401(k) Plan in connection with the termination of such Company 401(k) Plan. Rocket agrees that, notwithstanding the foregoing provisions of this Section 4.12(b), participants in Company's 401(k) Plan(s) shall continue to direct the investment of their account balances, in accordance with applicable Plan terms, during the period after termination date of any such Plan until Plan distribution elections are made available to participants in connection with the Plan's termination.

                  (c) The Continuing Employees will be given credit under Rocket employee benefit plans for services performed for Company for purposes of participation, vesting and benefit levels, to the same extent such services are so credited under Rocket's existing benefit plans; provided, however, that this
Section 4.12(c) shall not apply for purposes of vesting under an option or other equity incentive award granted after the Effective Time.

         SECTION 5. CONDITIONS PRECEDENT TO ROCKET'S AND ACQUIROR'S OBLIGATIONS.

         The obligations of Rocket and Acquiror to consummate the Merger and other transactions contemplated hereby are subject to the satisfaction on the Closing Date of the following conditions except to the extent that any such condition may have been waived in writing by Rocket at or prior to the Closing Date:

         5.1 NO OPPOSITION. No Legal Action or other claim shall be pending or threatened at any time prior to or on the Closing Date before or by any Authority seeking to restrain or prohibit, or damages or other relief in connection with, the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or which might in the judgment of Rocket have any Material Adverse Effect on Company, Rocket or Acquiror.

         5.2 REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of Company contained in this Agreement or otherwise made in writing by it or on its behalf pursuant hereto shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date (except those which speak as of a date certain which shall continue to be true and correct in all material respects as of such date) on the Closing Date; each and all of the covenants, agreements and conditions to be performed or satisfied by Company or its Board of Directors or the Special Committee hereunder at or prior to the Closing Date (including but not limited to the obligations of the Board of Directors of Company set forth in Section 1.4(b) above) shall have been duly performed or satisfied in all material respects; and Company shall have furnished Rocket with such certificates and other documents evidencing the truth of such representations and warranties and the performance and satisfaction of such agreements or conditions as Rocket shall have reasonably requested.

         5.3 COMPANY'S STOCKHOLDERS' APPROVAL. Company shall have duly and validly obtained the Company Stockholder Approval.

         5.4 DISSENTERS' RIGHTS. The beneficial owners of no more than seven and one-half percent (7.5%) of Company Common Stock shall have asserted dissenters' rights in connection with the Merger.

         5.5 CONSENTS. Company shall have obtained unconditional consents to the assignment and continuation of all Private Authorizations and Contractual Obligations disclosed in the Disclosure Schedule pursuant to the first sentence of Section 2.5 above, including a consent from Bull HN Information Systems, Inc. substantially in the form included in the Disclosure Schedule or in such other form as may be reasonably acceptable to Rocket, but excluding a consent from Southborough/Westborough LLC under the Lease Agreement for Company's premises located at 112 Turnpike Road, Westborough, Massachusetts.

         5.6 NO MATERIAL ADVERSE CHANGE. As of the Closing Date, there shall not have occurred and be continuing any Material Adverse Change affecting any of Company and its Subsidiaries from those reflected in the most recently audited financial statements of Company and its Subsidiaries included in the Company SEC Documents, other than any material adverse change in the financial condition, operations or results of operations of Company and its Subsidiaries since December 31, 2001 arising out of matters of a general economic nature or matters affecting the industry generally, and none of Company and its Subsidiaries shall have sustained any loss or damage to its assets that materially affects its ability to operate its assets and business in the ordinary course of business.

         5.7 CASH AT CLOSING. At Closing, the remainder of (i) the aggregate amount of cash and cash equivalents held by Company minus (ii) the lesser of (A) $840,000 and (B) the actual aggregate amount of out-of-pocket costs and expenses incurred by Company in connection with this Agreement and the transactions contemplated hereby, shall be equal to at least $4,810,000.

         5.8 CERTAIN CERTIFICATES AND DOCUMENTS. Each of Company and its Subsidiaries shall have furnished Rocket and Acquiror with the following:

                  (a) A certificate of its Clerk or Assistant Clerk as to (i) the by-laws, (ii) all resolutions of its Board of Directors and stockholders relating to this Agreement and (iii) incumbency of any officers signing any Transaction Document on its behalf.

                  (b) A copy of each of Company's and its Subsidiaries' respective articles of organization or certificate of incorporation or similar document, as the case may be, as certified by the Secretary of State or other appropriate official of the jurisdiction of organization or incorporation of such Entity, each dated within a recent date prior to the Closing Date.

                  (c) A certificate of legal existence and good standing for each of Company and its Subsidiaries from the Secretary of State or other appropriate official of the jurisdiction of organization or incorporation of such Entity, each dated within a recent date prior to the Closing Date.

                  (d) Such other certificates, documents and instruments as may be necessary to effect the intent of this Agreement or consummate the transactions contemplated hereby or as Rocket or Acquiror may reasonably request.

         SECTION 6. CONDITIONS PRECEDENT TO COMPANY'S OBLIGATIONS.

         The obligations of Company to consummate the Merger and the other the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing Date of the following conditions except to the extent that any such condition may have been waived in writing by Company at or prior to the Closing Date:

         6.1 REPRESENTATIONS AND COVENANTS. The representations and warranties of Rocket and Acquiror contained in this Agreement or otherwise made in writing by them or on their behalf pursuant hereto shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date except those which speak as of a date certain which shall continue to be true and correct in all material respects as of such date on the Closing Date; each and all of the agreements and conditions to be performed or satisfied by Rocket or Acquiror hereunder at or prior to the Closing Date shall have been duly performed or satisfied in all material respects; and Rocket shall have furnished Company with such certificates and other documents evidencing the truth of such representations and warranties and the performance and satisfaction of such agreements and conditions as Company shall have reasonably requested.

         6.2 NO OPPOSITION. As of the Closing Date, no injunction, writ or preliminary restraining order or order of any nature issued by any Authority of competent jurisdiction shall be in effect preventing the consummation of the transactions contemplated by this Agreement.

         6.3 STOCKHOLDER APPROVAL. Company shall have duly and validly obtained the Company Stockholder Approval.

         SECTION 7. DEFINITIONS.

         7.1 PRINCIPLES OF CONSTRUCTION. As used herein, unless the context otherwise requires, the following terms have the following respective meanings. Terms defined in the singular shall have a comparable meaning when used in the plural, and VICE VERSA, and the reference to any gender shall be deemed to include all genders. Except where the context otherwise requires, references to "this Section" or words of similar import shall be deemed to refer to the entire section and not a particular subsection and references to "hereunder," "herein," "hereof" or words of similar import shall be deemed to refer to the entire Agreement and not the particular Section or subsection or other provision. The words "includes" and "including" are not limiting and mean "including without limitation." In computation or periods of time from a specified date to a later specified date, the word "from" means "from and including," the words "to" and "until" each means "to but excluding," and the word "through" means "to and including." Unless otherwise defined or the context otherwise clearly requires, terms for which meanings are provided in this Agreement shall have such meanings when used in any schedule hereto (including the Disclosure Schedule) and each Instrument, notice, certificate, communication, opinion or other document executed or required to be executed pursuant hereto or thereto or otherwise delivered, from time to time, pursuant hereto or thereto. All accounting terms not specifically defined herein shall be construed in accordance with GAAP. References to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending or replacing such statute or regulation.

         7.2 CERTAIN DEFINED TERMS. The following terms shall have the respective meanings specified therefor below.

         "ACQUIROR" is defined in the preamble preceding the Recitals.

         "ACQUISITION PROPOSAL" is defined in Section 4.7.

         "AFFILIATE," when used with respect to any specified Person, shall mean any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such specified Person..

         "AGREEMENT" is defined in the Recitals.

         "APPLICABLE LAW" shall mean any Law of any Authority, whether domestic or foreign, including all federal and state Laws, to which the Person in question is subject or by which it or any of its property is bound, and including without limitation any: (a) administrative, executive, judicial, legislative or other statute, code, consent decree, constitution, decree, directive, enactment, finding, guideline, injunction, interpretation, judgment, law, order, ordinance, policy statement, proclamation, promulgation, regulation, requirement, rule, rule of law, rule of public policy, settlement agreement, or writ, of any Authority, domestic or foreign; (b) common law or other legal or quasi-legal precedent; or (c) arbitrator's, mediator's or referee's award, decision, finding or recommendation, or, in any case, any particular section, part or provision thereof.

         "ARTICLES OF MERGER" is defined in Section 1.1.

         "AUTHORITY" shall mean any governmental or quasi-governmental authority, whether administrative, executive, judicial, legislative or other, or any combination thereof, including any federal, state, territorial, county, municipal or other government or governmental or quasi-governmental agency, arbitrator, authority, board, body, branch, bureau, central bank or comparable agency or entity, commission, corporation, court, department, instrumentality, master, mediator, panel, referee, system or other political unit or subdivision or other entity of any of the foregoing, whether domestic or foreign.

         "BENEFIT ARRANGEMENT" shall mean any benefit arrangement (whether or not written), including (a) any employment or consulting agreement, (b) any arrangement providing for insurance coverage or workers' compensation benefits,
(c) any incentive bonus or deferred bonus arrangement, (d) any arrangement providing termination allowance, severance or similar benefits, (e) any equity compensation plan, (f) any deferred compensation plan and (g) any compensation policy and practice, but excluding in any event any Employee Benefit Plan.

         "CERTIFICATES" is defined in Section 1.5.

         "CLOSING" is defined in Section 1.2.

         "CLOSING DATE" is defined in Section 1.2.

         "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6, Subtitle B of Title I of ERISA.

         "CODE" shall mean the United States Internal Revenue Code of 1986, and the rules and regulations thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

         "COMMISSION" shall mean the Securities and Exchange Commission or any successor Authority thereto.

         "COMPANY" is defined in the preamble preceding the Recitals.

         "COMPANY 401(k) PLAN" is defined in Section 4.12.

         "COMPANY BENEFIT ARRANGEMENT" shall mean any Benefit Arrangement maintained by Company or any of its Subsidiaries, or any ERISA Affiliates of Company or any of its Subsidiaries, covering any employees, former employees, directors or former directors of Company or any of its Subsidiaries or any ERISA Affiliates of Company or any of its Subsidiaries, and the beneficiaries of any of them.

         "COMPANY COMMON STOCK" is defined in Section 1.4.

         "COMPANY CONSENTS" is defined in Section 2.22.

         "COMPANY CONVERTIBLE SECURITIES" shall mean any Convertible Securities directly or indirectly convertible into or exchangeable for shares of Company Common Stock.
         "COMPANY EMPLOYEE" shall mean any present or former employee of Company or any of its Subsidiaries.

         "COMPANY EMPLOYEE BENEFIT PLAN" shall mean any Employee Benefit Plan that is sponsored or contributed to by Company or any of its Subsidiaries, or any of ERISA Affiliates of Company or any of its Subsidiaries covering the employees or former employees of Company or any of its Subsidiaries or any ERISA Affiliates of Company or any of its Subsidiaries.

         "COMPANY FINANCIAL ADVISOR" is defined in Section 2.21.

         "COMPANY OPTION SECURITIES" shall mean any Option Securities for the purchase or other acquisition of shares of Company Common Stock or Company Convertible Securities.

         "COMPANY PLAN" shall mean any Company Employee Benefit Plan or Company Benefit Arrangement.

         "COMPANY SEC DOCUMENTS" is defined in Section 2.2.

         "COMPANY STOCKHOLDER APPROVAL" is defined in Section 2.20.

         "COMPANY STOCKHOLDER MEETING" is defined in Section 4.5.

         "CONFIDENTIALITY AGREEMENT" is defined in Section 4.1.

         "CONTINUING EMPLOYEES" is defined in Section 4.12.

         "CONTRACTUAL OBLIGATION" shall mean, with respect to any Person, any term, condition, provision, representation, warranty, agreement, covenant, undertaking, commitment, indemnity or other obligation set forth or which is outstanding or existing under any Instrument (including without limitation any Instrument relating to or evidencing any indebtedness or capital lease obligation) to which such Person is a party or by which it or any of its properties is bound.

         "CONVERTIBLE SECURITIES" shall mean any evidences of indebtedness, shares of capital stock or other securities directly or indirectly convertible into or exchangeable for shares of common stock, whether or not the right to convert or exchange thereunder is immediately exercisable or is conditioned upon the passage of time, the occurrence or non-occurrence or existence or non-existence of some other Event, or both.

         "DISBURSING AGENT" is defined in Section 1.5.

         "DISBURSING AGENT AGREEMENT" is defined in Section 1.5.

         "DISSENTING SHARES" is defined in Section 1.4.

         "DISTRIBUTION" shall mean, with respect to any Person: (a) the declaration or payment of any dividend on or in respect of any shares of any class of capital stock of such Person; (b) the purchase, redemption or other retirement of any shares of any class of capital stock of such Person or any shares of capital stock of any Subsidiary owned by a Person other than such Person or a wholly owned Subsidiary of such Person; and (c) any other distribution on or in respect of any shares of any class of capital stock of such Person or any shares of capital stock of any Subsidiary owned by a Person other than such Person or a wholly owned Subsidiary of such Person.

         "EFFECTIVE TIME" is defined in Section 1.1.

         "EMPLOYEE BENEFIT PLAN" shall mean any benefit plan, as defined in
Section 3(3) of ERISA.

         "ENCUMBER" or "ENCUMBRANCE" shall mean any of the following: mortgage; lien (statutory or other); preference, priority or other security agreement, arrangement or interest; hypothecation, pledge or other deposit arrangement; assignment; charge; levy; executory seizure; attachment; garnishment; encumbrance (including any easement, exception, variance, reservation or limitation, right of way, zoning restriction, building or use restriction, and the like); conditional sale, title retention or other similar agreement, arrangement, device or restriction; preemptive or similar right; any financing lease involving substantially the same economic effect as any of the foregoing; the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction; restriction on sale, transfer, assignment, disposition or other alienation; or any option, equity, claim or right of or obligation to, any other Person, of whatever kind and character.

         "ENTITY" shall mean any corporation, firm, unincorporated organization, association, partnership, limited liability company, a trust (inter vivos or testamentary), an estate of a deceased, insane or incompetent individual, business trust, joint stock company, joint venture or other organization, entity or business, whether acting in an individual, fiduciary or other capacity, or any Authority.

         "ENVIRONMENTAL CLAIM" means any notice received by Company or any of its Subsidiaries of violation, action, claim, Environmental Lien, demand, abatement or other order or direction (conditional or otherwise) by any Authority or any other Person for personal injury (including sickness, disease or death), tangible or intangible property damage, damage to the environment, pollution, contamination or other adverse effects on the environment, or for fines, penalties or restrictions resulting from or based upon (a) the existence of an Environmental Release (including, without limitation, a sudden or non-sudden accidental or non-accidental Environmental Release) of, or exposure to, any Hazardous Material, noxious odor or illegal audible noise in, into or onto the environment (including, without limitation, the air, soil, surface water or groundwater) at, in, by, from or related to any property presently or formerly owned, operated or leased by any of Company or its Subsidiaries or any activities or operations thereon; (b) the transportation, storage, treatment or disposal of Hazardous Material in connection with any property presently or formerly owned, operated or leased by any of Company or its Subsidiaries or their operations or facilities; or (c) the violation, or alleged violation, of any Environmental Law relating to environmental matters connected with any property presently or formerly owned, leased or operated by any of Company or its Subsidiaries.

         "ENVIRONMENTAL COSTS AND LIABILITIES" means any and all losses, liabilities, obligations, damages, fines, penalties, judgments, actions, claims, costs and expenses (including, without limitation, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies and Remedial Action) arising from or under any Environmental Law or contract, agreement or similar arrangement with any Authority or other Person required under any Environmental Law.

         "ENVIRONMENTAL LAW" shall mean any Law relating to or otherwise imposing liability or standards of conduct concerning pollution or protection of the environment or health or safety, occupational or other, including without limitation Laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, noises, odors or industrial, toxic or hazardous substances, materials or wastes, including without limitation Hazardous Materials, whether solid, liquid or gaseous in nature and whether as matter or energy, into the environment (including, without limitation, ambient air, surface water, ground water, mining or reclamation or mined land, land surface or subsurface strata) or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes, whether solid, liquid or gaseous in nature, including without limitation any Law relating to reporting, licensing, permitting, investigation and remediation of any of the foregoing. Environmental Laws shall include without limitation the Comprehensive Environmental Response, compensation and Liability Act (42 U.S.C. Section 9601 ET seq.), the Hazardous Material Transportation Act (49 U.S.C. Section 1801 ET SEQ.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 ET SEQ.), the Clean Water Act (Federal Water Pollution Control Act) (33 U.S.C.
Section 1251 ET SEQ.), the Clean Air Act (42 U.S.C. Section 7401 ET SEQ.), the Toxic Substances Control Act (15 U.S.C. Section 2601 ET SEQ.), the Safe Drinking Water Act (42 U.S.C. Section 300f ET SEQ.), the - Endangered Species Act (16 U.S.C. Section 1531 ET SEQ.), the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. Section 11001 ET SEQ.), the Occupational Safety and Health Act (29 U.S.C. Section 651 ET seq.), the Federal Insecticide, Fungicide Rodenticide Act (7 U.S.C. Section 136 ET SEQ.), the Food, Drug and Cosmetic Act (21 U.S.C. Section 301 ET SEQ.), the Medical Waste

Tracking Act of 1988, Pub. L. No. 100-582, 102 Stat. 2950 (1988), and the
Surface Mining Control and Reclamation Act of 1977 (30 U.S.C. Section 1201 ET SEQ.), as such laws have been amended or supplemented from time to time, and any analogous present or future federal, state, local or foreign statutes, including transfer of ownership notification statutes.

         "ENVIRONMENTAL LIEN" means any Encumbrance arising under any Environmental Law.

         "ENVIRONMENTAL PERMIT" means any permit, approval, authorization, license, variance, registration or permission required under any applicable Environmental Law.

         "ENVIRONMENTAL RELEASE" means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, or migration on or into the indoor or outdoor environment or into or out of any property not authorized under any Environmental Permit and requiring notification under any applicable Environmental Law.

         "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

         "ERISA AFFILIATE" shall mean a Person and/or such Person's Subsidiaries or any trade or business (whether or not incorporated) which is under common control with such Person's or such Person's Subsidiaries or which is treated as a single employer with such Person or any Subsidiary of such Person under
Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(f) of ERISA.

         "EVENT" shall mean the occurrence or existence of any act, action, activity, circumstance, condition, event, fact, failure to act, incident or practice, or any set or combination of any of the foregoing.

         "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, and the rules and regulations of the Commission thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

         "EXISTING POLICY" is defined in Section 4.11.

         "FAIRNESS OPINION" shall mean the written opinion, dated April 17, 2001 of the Company Financial Advisor to the effect, without limitation, that the consideration to be received by the holders of shares of Company Common Stock and Company Option Securities in the Merger is fair from a financial point of view to such holders.

         "GAAP" shall mean, with respect to any Person, except to the extent that a deviation therefrom is expressly required by this Agreement, generally accepted accounting principles applied on a consistent basis (a) as set forth in Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants ("AICPA") and/or in statements of the

Financial Accounting Standards Board that are applicable in the circumstances as of the date in question, (b) when not inconsistent with such opinions and statements, as set forth in other AICPA publications and guidelines and/or (c) that otherwise arise by custom for the particular industry. The requirement that such principles be consistently applied means that the accounting principles in a current period are comparable in all material respects to those applied in preceding period. All accounting and financial terms used in this Agreement, all determinations and computations required to be made pursuant to the provisions of this Agreement, and the compliance with each covenant contained in this Agreement that relates to financial matters shall, except as otherwise specifically provided to the contrary, be determined in accordance with GAAP as defined in this paragraph.

         "GAINS TAXES" is defined in Section 2.22.

         "GOVERNMENTAL AUTHORIZATIONS" shall mean all approvals, concessions, consents, exemptions, franchises, licenses, permits, plans, registrations and other authorizations of and all reports and notices to and filings with all Authorities.

         "HAZARDOUS MATERIAL" means any substance, material or waste which is regulated by any Authority in jurisdictions in which any of Company or its Subsidiaries operates, including, (a) any material, substance or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law, and (b) petroleum, petroleum products, asbestos and polychlorinated biphenyls.

         "INDEMNIFIED PERSON" is defined in Section 4.11.

         "INSTRUMENT" shall mean any agreement, bond, contract, debenture, indenture, lease, letter of credit, mortgage, note, commitment, memorandum, certificate, notice, document or other writing (whether by formal agreement, letter or otherwise), or any oral arrangement, understanding or commitment, under which any debt, liability or other obligation is evidenced, assumed or undertaken, or any lien (or right or interest therein) is granted, perfected or exists.

         "INTELLECTUAL PROPERTY RIGHTS" is defined in Section 2.7.

         "IRS" or the "SERVICE" shall mean the United States Internal Revenue Service or any successor Authority thereto.

         "LAW" shall mean any action, approval, authorization, code, consent decree, constitution, demand, decree, directive, enactment, finding, guideline, injunction, interpretation, judgment, law, license, order, ordinance, permit, policy statement, proclamation, promulgation, regulation, requirement, rule, rule of law, rule of public policy, settlement agreement, statute, or writ, or the common law, or any particular section, part or provision thereof, or any interpretation, directive, guideline or request (whether or not having the force of law), of any Authority, including without limitation the judicial systems thereof, or any particular section, part or provision thereof.

         "LEASE" shall mean any lease of property, whether real, personal or mixed.

         "LEGAL ACTION" shall mean, with respect to any Person, any litigation or legal or other actions, arbitrations, investigations, proceedings or suits, at law or in arbitration, equity or admiralty (whether or not purported to be brought on behalf of such Person) affecting such Person or any of its business or property or assets.

         "MATERIAL ADVERSE" or "MATERIALLY AND ADVERSELY" when used alone or in conjunction with other terms (including without limitation "AFFECT," "CHANGE" and "EFFECT") in respect of any Person shall mean any Event or set of Events which could be expected to (a) have any material adverse effect upon or result in any material adverse change in the validity or enforceability of this Agreement, or any of the Transaction Documents, (b) materially and adversely affect the business, operations, management, properties or prospects, or the condition, financial or other, or results of operation of such Person and its Subsidiaries taken as a whole, (c) materially impair such Person's ability to fulfill its obligations under the terms of this Agreement or any Transaction Document, or (d) materially and adversely affect the aggregate rights and remedies of Rocket or Acquiror under this Agreement or any Transaction Document; provided that in no event shall any of the following constitute a Material Adverse Effect on Company: (i) net losses of Company and its Subsidiaries from operations in the normal, usual and customary manner in the ordinary and regular course of business, consistent with past practice, of Company and its Subsidiaries, (ii) a change in the market price or trading volume of the Company Common Stock, (iii) any adverse Event principally attributable to conditions affecting the industries in which Company and its Subsidiaries participate, or the U.S. economy, as a whole, or (iv) any failure by Company to meet internal projections or forecasts, analysts' expectations or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement.

         "MBCL" is defined in Section 1.1.

         "MERGER" is defined in Section 1.1.

         "MERGER PRICE" is defined in Section 1.4.

         "MULTIEMPLOYER PLAN" shall mean a multiemployer plan, as defined in Sections 3(37) and 4001(a)(3) of ERISA.

         "OPTION SECURITIES" shall mean all rights, options and warrants, and calls or commitments evidencing the right, to subscribe for, purchase or otherwise acquire shares of capital stock or Convertible Securities, whether or not the right to subscribe for, purchase or otherwise acquire is immediately exercisable or is conditioned upon the passage of time, the occurrence or non-occurrence or the existence or non-existence of some other Event.

         "ORGANIC DOCUMENTS" shall mean, with respect to any Entity, the instrument, as from time to time in effect, filed by such Entity under the laws of its jurisdiction of organization for the purpose of effecting such organization, its by-laws, partnership agreement, management agreement, operating agreement and all stockholder, partner and member agreements, voting trusts and similar arrangements applicable to any of its capital stock, partnership interests or membership interests.

         "PENSION PLAN" shall mean any employer pension benefit plan, as defined in Section 3(2) of ERISA.

         "PERMITTED ENCUMBRANCES" shall mean the following: (a) liens for taxes, assessments and governmental charges not yet due and payable; (b) rights reserved to any Authority to regulate the affected property; (c) as to leased assets, interests of lessors and encumbrances affecting the interests of the lessors; and (d) leases, encumbrances or restrictions that do not in any material respect, individually or in the aggregate, affect or impair the value or use of the affected asset or property.

         "PERMITTED INVESTMENTS" is defined in Section 1.5.

         "PERSON" shall mean any human being or any Entity.

         "PRIVATE AUTHORIZATIONS" shall mean all franchises, permits, licenses, approvals, consents, concessions and other authorizations of or notices to or filings with all Persons (other than Authorities) including without limitation those with respect to patents, trademarks, service marks, trade names, copyrights, computer software programs, technology and know-how.

         "PROHIBITED TRANSACTION" shall mean a transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under
Section 4975 of the Code or Section 408 of ERISA, respectively.

         "PROXY STATEMENT" is defined in Section 2.18.

         "REMEDIAL ACTION" means all actions required under any applicable Environmental Law or otherwise undertaken by any Authority, including any capital expenditures, required or undertaken to (a) clean up, remove, treat, or in any other way address any Hazardous Material; (b) prevent an Environmental Release or the threat of an Environmental Release, or minimize any further Environmental Release so it does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (c) perform pre-remedial studies and investigations or post-remedial monitoring and care; or
(d) bring facilities on any property owned, operated or leased by any of Company or its Subsidiaries and operations conducted thereon into compliance with any applicable Environmental Law or Environmental Permit.

         "REPRESENTATIVES" is defined in Section 4.1.

         "REPORTABLE EVENT" shall mean a "reportable event", as defined in
Section 4043 of ERISA, whether or not the reporting of such event to the Pension Benefit Guaranty Corporation has been waived.

         "ROCKET" is defined in the preamble preceding the Recitals.

         "ROCKET 401(K) PLAN" is defined in Section 4.12.

         "SCHEDULE 13E-3" is defined in Section 2.18.

         "SUBSIDIARY" shall mean, with respect to any Person, any Entity a majority of the capital stock ordinarily entitled to vote for the election of directors, or if no such voting stock is outstanding a majority of the equity interests, of which is owned directly or indirectly by such Person or any other Person which is a Subsidiary of such Person.

         "SPECIAL COMMITTEE" is defined in Section 2.21.

         "SURVIVING CORPORATION" is defined in Section 1.1.

         "TAX" OR "TAXES" shall mean all taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, franchise, profits, gross receipts, capital, sales, use, ad valorem, value added, transfer, transfer gains, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, real or personal property, and estimated taxes, water, rent and sewer service charges, custom duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts thereon, imposed by any taxing authority or other Authority (federal, state, local or foreign) and shall include any transferee liability in respect of Taxes.

         "TAX RETURN" shall mean any return, declaration, report, estimate, information return or statement required to be filed in respect of any Taxes.

         "TERMINATION DATE" is defined in Section 8.1.

         "TRANSFER" shall mean any sale, assignment, conveyance, transfer or other disposition, mortgage, pledge or other Encumbrance, lease, exchange, abandonment, parting with control of, gift, granting of an option or proxy or other act of alienation.

         "TRANSACTION DOCUMENT" shall mean any Instrument executed or to be executed in connection with the consummation of the Merger and the other transactions contemplated hereby, whether or not expressly referred to in this Agreement.

         SECTION 8. TERMINATION.

         8.1 TERMINATION. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated, whether before or after the Company Stockholder Approval:

                  (a) By mutual written agreement of the parties; or

                  (b) By any party, by written notice to the other parties, if, other than as a result of a breach of this Agreement by the terminating party, the Closing shall not have occurred on or before June 30, 2001 or such later date as may be mutually agreed in writing by the parties (the "TERMINATION DATE"); or

                  (c) By any party, by written notice to the other parties, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling (which order, decree, ruling or action the parties hereto shall use their best efforts to lift or reverse), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; or

                  (d) (i) By Company, by written notice to the other parties, if both (A) it is not in material breach of any of its representations, warranties or covenants contained herein or in any Transaction Document and (B) there has been a material breach of a representation or warranty in this Agreement by Rocket or Acquiror, or a material breach by Rocket or Acquiror of any covenant set forth herein, or a failure of any condition to which the obligations of Company hereunder are subject, and such breach or failure cannot be cured by the Termination Date and has not been waived, or (ii) by Rocket and Acquiror, by written notice to Company, if both (A) neither Rocket nor Acquiror is in material breach of any of its representations, warranties or covenants contained herein or in any Transaction Document and (B) there has been a material breach of a representation or warranty in this Agreement by Company, or a material breach by Company of any covenant set forth herein, or a failure of any condition to which the obligations of Rocket and Acquiror hereunder are subject, and such breach or failure cannot be cured by the Termination Date and has not been waived.

                  (e) By any party, by written notice to the other parties, if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at the Company Stockholders Meeting contemplated by Section 4.5 (including any postponements or adjournments thereof).

                  (f) By Rocket and Acquiror, by written notice to Company, if the Board of Directors of Company shall have (i) withdrawn or modified, in a manner adverse to Acquiror, its approval or recommendation of this Agreement or any of the transactions contemplated hereby, (ii) failed to include such recommendation in the Proxy Statement, (iii) approved or recommended any Acquisition Proposal from any Person other than Rocket or Acquiror or (iv) resolved to do any of the foregoing.

         In the event of any termination pursuant to this Section (other than pursuant to clause (a) above), written notice setting forth the reasons thereof shall forthwith be given by the terminating party to the other party and, in the case of paragraph (d) the breach or failure set forth in such notice shall not have been cured within seven (7) days of such written notice.

         8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability on the part of any party, or any of its respective stockholders, partners, officers or directors, to the other and all rights and obligations of each party shall cease, except that such termination shall not relieve any party from liability for any misrepresentation or breach of any of its warranties, covenants or agreements set forth in this Agreement occurring prior to termination.

         SECTION 9. GENERAL PROVISIONS.

         9.1 NATURE AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

                  (a) All representations, warranties, covenants and agreements made in this Agreement or in any agreement, instrument, other document or certificates delivered in connection with the transactions contemplated hereby shall be deemed material and relied on by each party notwithstanding any investigation made by it or on its behalf. All representations, warranties, covenants and agreements made in this Agreement shall terminate at the Effective Time or upon termination of this Agreement pursuant to Section 8.1, except for those covenants and agreements herein that by their terms are to be performed in whole or in part after the Effective Time. Nothing in this Section shall relieve any party from liability for any misrepresentation or breach of any of its warranties, covenants or agreements set forth in this Agreement occurring prior to its termination.

                  (b) All statements contained in the Disclosure Schedule or in any certificate delivered by or on behalf of Company or any of its Subsidiaries pursuant to or in connection with this Agreement or any amendments to any thereof, shall constitute representations and warranties made under this Agreement.

         9.2 ENTIRE AGREEMENT. This Agreement (which term, unless the context otherwise specifically requires, includes any exhibits or schedules hereto and all agreements, instruments and certificates delivered pursuant hereto or thereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, arrangements, covenants, promises, conditions, understandings, inducements, representations and negotiations, expressed or implied, written or oral, between them as to such subject matter, including, without limitation, any so-called "letters of intent" with respect thereto.

         9.3 SPECIFIC PERFORMANCE; OTHER RIGHTS AND REMEDIES. The parties recognize that certain of their rights under this Agreement are unique and, accordingly, the parties shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder by actions for injunctive relief and specific performance to the extent permitted by law. The parties hereby waive any requirement for security or the posting of any bond or other surety in connection with any temporary or permanent award of injunctive, mandatory or other equitable relief. The rights and remedies of the parties under this Agreement are cumulative and are not in lieu of, but are in addition to, any other rights and remedies which the parties shall have under or by virtue of any statute, rule or regulation or any rule of law, or in equity, or any other agreement or obligation between the parties or any of them.

         9.4 WAIVERS; AMENDMENTS. Anything in this Agreement to the contrary notwithstanding, required consents and approvals may be granted, compliance with any term, covenant, agreement, condition or other provision set forth herein may be omitted or waived, and misrepresentations and breaches of warranties may be waived, either generally or in a particular instance and either retroactively or prospectively with, but only with, the written consent of the party entitled to the benefit thereof. This Agreement may be altered or amended only by an instrument in writing, duly executed by each of the parties hereto, at any time before or after the Company Stockholder Approval, but after such approval no alteration or amendment shall be made which by Applicable Law requires further approval by the stockholders of Company.

         9.5 ASSIGNMENT; SUCCESSORS AND ASSIGNS. This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and permitted assigns, including, without limitation, successors by operation of law pursuant to any merger, consolidation or sale of assets involving any of the parties. Nothing in this Agreement expressed or implied is intended to and shall not be construed to confer upon or create in any person (other than the parties hereto and their permitted successors and assigns) any rights or remedies under or by reason of this Agreement, including without limitation any rights to enforce this Agreement.

         9.6 NOTICES. All notices and other communications which by any provision of this Agreement are required or permitted to be given shall be given in writing and shall be (a) mailed by first-class or express mail, postage prepaid, (b) sent by telegram, telecopy or other form of rapid transmission, confirmed by mailing (by first class or express mail, postage prepaid) written confirmation at substantially the same time as such rapid transmission, or (c) personally delivered to the receiving party (which if other than an individual shall be an officer or other responsible party of the receiving party). All such notices and communications shall be mailed, sent or delivered as follows:

         If to Rocket or Acquiror, at:

                                    Rocket Software, Inc.
                                    2 Apple Hill Drive
                                    Natick, MA 01760
                                    Attention:  Mr. Johan Magnusson

                                    Facsimile:  508-652-4730

         with a copy to:

                                    Lucash Gesmer & Updegrove LLP
                                    40 Broad Street
                                    Boston, MA  02109
                                    Attention:  Peter Moldave, Esq.

                                    Facsimile:  617-350-6878

         If to Company, at:

                                    Peritus Software Services, Inc.
                                    112 Turnpike Road, Suite 111
                                    Westborough, MA  01581

                                    Attention:  Mr. John Giordano
                                                President

                                    Facsimile:  508-870-0764

         with a copy to:

                                    Hale and Dorr LLP
                                    60 State Street
                                    Boston, MA  02109
                                    Attention:  Peter B. Tarr, Esq.

                                    Facsimile:  617-526-5000

or to such other person(s), telex or facsimile number(s) or address(es) as the party to receive any such communication or notice may have designated by written notice to the other party.

         9.7 SEVERABILITY. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative, illegal or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflicting of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative, illegal or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative, illegal or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative, illegal or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case, except when such reformation and construction would operate as an undue hardship on either party, or constitute a substantial deviation from the general intent and purpose of such party as reflected in this Agreement.

         9.8 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, binding upon all the parties hereto, notwithstanding that all the parties are not signatories to the original or the same counterpart. In pleading or proving any provision of this Agreement, it shall not be necessary to produce more than one of such counterparts.

         9.9 SECTION HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

         9.10 FURTHER ACTS. Each of the parties hereto agrees to do all such things and execute and deliver all such further instruments, agreements and documents and to take all such further action as any other party may reasonably request in order to effectuate the terms and conditions of this Agreement.

         9.11 GOVERNING LAW. Except for provisions required to be governed by the MBCL, the validity, interpretation, construction and performance of this Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts applicable to contracts made and performed in such jurisdiction and, in any event, without giving effect to any choice or conflict of laws provision or rule that would cause the application of domestic substantive laws of any other jurisdiction.

         9.12 CONSENT TO JURISDICTION AND SERVICE. To the extent permitted by Applicable Law, each of the parties hereto absolutely and irrevocably consents and submits to the jurisdiction of the courts of the Commonwealth of Massachusetts and of any Federal Court located in the said jurisdiction in connection with any actions or proceedings brought against it by any other party to this Agreement arising out of or relating to this Agreement and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in any such court.

         9.13 NO PRESUMPTION. This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party causing this Agreement to be drafted.

         IN WITNESS WHEREOF, each of the undersigned parties has caused this Agreement to be entered into and signed, effective and delivered as of the date first-above written.

                                      COMPANY:
                                      -------

                                      PERITUS SOFTWARE SERVICES, INC.


                                      By:____________________________
                                         Name:
                                         Title:

                                      ROCKET:
                                      ------

                                      ROCKET SOFTWARE, INC.


                                      By:___________________________
                                         Name:
                                         Title:


                                     ACQUIROR:
                                     --------

                                     ROCKET ACQUISITION COMPANY, INC.


                                     By:_____________________________
                                        Name:
                                        Title:

                                                                     EXHIBIT G



                                                 FOR IMMEDIATE RELEASE

      PERITUS SOFTWARE SERVICES ANNOUNCES IT HAS EXECUTED AN AGREEMENT AND
                   PLAN OF MERGER WITH ROCKET SOFTWARE, INC.

WESTBOROUGH, MA. - APRIL 18, 2001 - Peritus Software Services, Inc. (OTC:
PTUS.OB), a provider of solutions for software maintenance technology and services, today announced it has executed an Agreement and Plan of Merger with Rocket Software, Inc. ("Rocket") and Rocket Acquisition Company, Inc. The Company had previously announced on March 28, 2001 that it had received a non-binding offer from Rocket. Rocket currently owns 10,000,000 shares of the Company's common stock representing 36.6% of the total outstanding shares of 27,319,903.

Under the terms of the Agreement, Rocket Acquisition Company, a subsidiary of Rocket, would be merged into Peritus. All Peritus shareholders other than Rocket would be paid $0.19 per share in cash in exchange for their Peritus shares.

The Agreement provides that the transaction must be completed before June 30, 2001 and that the Company must have at least $4,810,000 in cash at closing after subtraction of the lesser of $840,000 or the actual transaction costs. Completion of the transaction is subject to approval by the holders of a majority of Peritus' outstanding Common Stock, obtaining the requisite third party and governmental consents and other customary closing conditions.

This press release may contain certain forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in those forward looking statements as a result of various factors, including the risks described in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and other public filings made by Peritus with the Securities and Exchange Commission, which factors are incorporated herein by reference. From time to time, the Company may also provide oral and or written forward-looking statements in other materials it releases to the public. The Company does not assume any obligation to update any of the forward-looking statements it makes.


IMPORTANT INFORMATION AND WHERE TO FIND IT

Peritus Software Services, Inc. plans to file a proxy statement with the Securities and Exchange Commission relating to its proposed business combination with Rocket Software, Inc. Investors and stockholders are urged to read the proxy statement when it becomes available, because it will contain important information about Peritus, the proposed business combination with Rocket Software and related matters. When the proxy statement is completed, Peritus plans to send it to its stockholders to seek their approval of the proposed business combination. A free copy of the proxy statement (when it is filed) and other documents filed by Peritus with the SEC are available for free at the SEC's web site at http://www.sec.gov. Peritus' stockholders may also obtain the proxy statement and other documents without charge by directing a request to Peritus Software Services, Inc., Attention: Ronald C. Garabedian, 112 Turnpike Road, Suite 111, Westborough, Massachusetts 01581, Telephone: (508) 870-0963. Peritus, Rocket Software, their respective directors, executive officers and employees and certain other persons may be deemed to be participants in the solicitation of proxies from Peritus' stockholders to approve the proposed business combination between Peritus and Rocket Software. These individuals may have interests in the proposed business combination, some of which may differ from or may be in addition to those of Peritus' stockholders generally. A description of the participants in the solicitation, and their relevant affiliations and interests, will be contained in Peritus' proxy statement with respect to the proposed business combination with Rocket Software, when it is filed with the SEC.


ABOUT PERITUS

Founded in 1991, Peritus Software Services, Inc. offers products and services that enable organizations to improve the productivity, effectiveness and quality of the software evolution process. The Peritus Software Asset Maintenance (SAM) offerings enable organizations to transform the maintenance process into an efficient, cost-effective discipline that boosts productivity and performance. Peritus is headquartered in Westborough, MA.


Contact:          Ronald C. Garabedian
                  Vice President and Treasurer
                  Peritus Software Services, Inc.
                  Phone:  508-870-0963
                  Fax:  508-870-0764
E-mail:           rgarabedian@peritus.com

Peritus is a registered trademark of Peritus Software Services, Inc.

ABOUT ROCKET

Founded in 1990, Rocket Software, Inc. is a software engineering organization providing enterprise class software products and services. Rocket is headquartered in Natick, MA.